FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

                Table of Contents

Item

1.	Management's Report on Internal Control over Financial Reporting

2.	Reports of Independent Registered Public Accounting Firm

3.	Financial Statements and Notes thereto (U.S. GAAP)

4.	Management’s Discussion and Analysis (U.S. GAAP)

5.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

6.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Management’s Report on Internal Control over Financial Reporting
Item 1

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2012.
KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 and has also expressed an unqualified audit opinion on the Company’s 2012 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 1, 2013.

(s) Claude Mongeau
President and Chief Executive Officer

February 1, 2013

(s) Luc Jobin
Executive Vice-President and Chief Financial Officer

February 1, 2013

Report of Independent Registered Public Accounting Firm
Item 2
To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 1, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(s) KPMG LLP*

Montreal, Canada
February 1, 2013

* FCPA auditor, FCA, public accountancy permit No. A106087
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 1, 2013 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP*

Montreal, Canada
February 1, 2013

* FCPA auditor, FCA, public accountancy permit No. A106087
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Consolidated Statement of Income U.S. GAAP
Item 3

In millions, except per share data	Year ended December 31,	2012	2011	2010

Revenues		$9,920	$9,028	$8,297

Operating expenses
Labor and fringe benefits		1,952	1,812	1,744
Purchased services and material		1,248	1,120	1,036
Fuel		1,524	1,412	1,048
Depreciation and amortization		924	884	834
Equipment rents		249	228	243
Casualty and other		338	276	368
Total operating expenses		6,235	5,732	5,273
Operating income		3,685	3,296	3,024
Interest expense		(342)	(341)	(360)
Other income (Note 12)		315	401	212
Income before income taxes		3,658	3,356	2,876
Income tax expense (Note 13)		(978)	(899)	(772)
Net income		$2,680	$2,457	$2,104

Earnings per share (Note 15)
Basic		$6.15	$5.45	$4.51
Diluted		$6.12	$5.41	$4.48

Weighted-average number of shares
Basic		435.6	451.1	466.3
Diluted		437.7	454.4	470.1

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income U.S. GAAP

In millions	Year ended December 31,	2012	2011	2010

	Net income	$2,680	$2,457	$2,104

	Other comprehensive income (loss) (Note 18)
	Foreign exchange gain (loss) on:
	Translation of the net investment in foreign operations	(128)	130	(330)
	Translation of US dollar-denominated long-term debt designated as
	a hedge of the net investment in U.S. subsidiaries	123	(122)	315

	Pension and other postretirement benefit plans (Note 11):
	Net actuarial loss arising during the year	(660)	(1,541)	(931)
	Prior service cost arising during the year	(6)	(28)	(5)
	Amortization of net actuarial loss included in net periodic benefit cost (income)	119	8	1
	Amortization of prior service cost included in net periodic benefit cost (income)	7	4	2

	Derivative instruments (Note 17)	-	(2)	(1)
	Other comprehensive loss before income taxes	(545)	(1,551)	(949)
	Income tax recovery	127	421	188
	Other comprehensive loss	(418)	(1,130)	(761)
	Comprehensive income	$2,262	$1,327	$1,343

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet U.S. GAAP

In millions	December 31,	2012	2011

Assets

Current assets
Cash and cash equivalents		$155	$101
Restricted cash and cash equivalents (Note 8)		521	499
Accounts receivable (Note 3)		831	820
Material and supplies		230	201
Deferred and receivable income taxes (Note 13)		43	122
Other		89	105
Total current assets		1,869	1,848

Properties (Note 4)		24,541	23,917
Intangible and other assets (Note 5)		249	261

Total assets		$26,659	$26,026

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 6)		$1,626	$1,580
Current portion of long-term debt (Note 8)		577	135
Total current liabilities		2,203	1,715

Deferred income taxes (Note 13)		5,555	5,333
Pension and other postretirement benefits, net of current portion (Note 11)		784	1,095
Other liabilities and deferred credits (Note 7)		776	762
Long-term debt (Note 8)		6,323	6,441

Shareholders’ equity
Common shares (Note 9)		4,108	4,141
Accumulated other comprehensive loss (Note 18)		(3,257)	(2,839)
Retained earnings		10,167	9,378

Total shareholders’ equity		11,018	10,680

Total liabilities and shareholders’ equity		$26,659	$26,026

On behalf of the Board:

David G. A. McLean	Claude Mongeau
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity U.S. GAAP

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity

Balances at December 31, 2009	471.0	$4,266	$(948)	$7,915	$11,233

Net income	-	-	-	2,104	2,104
Stock options exercised and other (Notes 9, 10)	3.4	124	-	-	124
Share repurchase program (Note 9)	(15.0)	(138)	-	(775)	(913)
Other comprehensive loss (Note 18)	-	-	(761)	-	(761)
Dividends ($1.08 per share)	-	-	-	(503)	(503)
Balances at December 31, 2010	459.4	4,252	(1,709)	8,741	11,284

Net income	-	-	-	2,457	2,457
Stock options exercised and other (Notes 9, 10)	2.6	74	-	-	74
Share repurchase programs (Note 9)	(19.9)	(185)	-	(1,235)	(1,420)
Other comprehensive loss (Note 18)	-	-	(1,130)	-	(1,130)
Dividends ($1.30 per share)	-	-	-	(585)	(585)
Balances at December 31, 2011	442.1	4,141	(2,839)	9,378	10,680

Net income	-	-	-	2,680	2,680
Stock options exercised and other (Notes 9, 10)	3.2	128	-	-	128
Share repurchase programs (Note 9)	(16.9)	(161)	-	(1,239)	(1,400)
Other comprehensive loss (Note 18)	-	-	(418)	-	(418)
Dividends ($1.50 per share)	-	-	-	(652)	(652)
Balances at December 31, 2012	428.4	$4,108	$(3,257)	$10,167	$11,018

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows                                                                                           U.S. GAAP

In millions Year ended December 31,	2012	2011	2010

Operating activities
Net income	$2,680	$2,457	$2,104
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	924	884	834
Deferred income taxes (Note 13)	451	531	418
Gain on disposal of property (Notes 4, 12)	(281)	(348)	(152)
Changes in operating assets and liabilities:
Accounts receivable	(20)	(51)	(3)
Material and supplies	(30)	11	(43)
Accounts payable and other	129	34	285
Other current assets	(13)	(2)	13
Pensions and other, net	(780)	(540)	(457)
Net cash provided by operating activities	3,060	2,976	2,999

Investing activities
Property additions	(1,731)	(1,625)	(1,586)
Disposal of property (Note 4)	311	369	168
Change in restricted cash and cash equivalents	(22)	(499)	-
Other, net	21	26	35
Net cash used in investing activities	(1,421)	(1,729)	(1,383)

Financing activities
Issuance of debt	2,354	1,361	-
Repayment of debt	(2,001)	(1,083)	(184)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized (Note 10)	117	77	115
Repurchase of common shares (Note 9)	(1,400)	(1,420)	(913)
Dividends paid	(652)	(585)	(503)
Net cash used in financing activities	(1,582)	(1,650)	(1,485)

Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents	(3)	14	7

Net increase (decrease) in cash and cash equivalents	54	(389)	138

Cash and cash equivalents, beginning of year	101	490	352

Cash and cash equivalents, end of year	$155	$101	$490

Supplemental cash flow information
Net cash receipts from customers and other	$9,877	$8,995	$8,404
Net cash payments for:
Employee services, suppliers and other expenses	(5,241)	(4,643)	(4,334)
Interest	(364)	(329)	(366)
Personal injury and other claims (Note 16)	(79)	(97)	(64)
Pensions (Note 11)	(844)	(468)	(427)
Income taxes (Note 13)	(289)	(482)	(214)
Net cash provided by operating activities	$3,060	$2,976	$2,999

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements U.S. GAAP
Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information.  Actual results could differ from these estimates.

A. Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign currency
All of the Company’s United States (U.S.) operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 18 – Accumulated other comprehensive loss).
The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Restricted cash and cash equivalents
The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheet and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Notes to Consolidated Financial Statements U.S. GAAP
F. Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to the bad debt expense in Casualty and other in the Consolidated Statement of Income.

G. Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

H. Properties
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other structures are capitalized to the extent they meet the Company’s capitalization criteria. Major overhauls and large refurbishments of equipment are also capitalized when they result in an extension to the service life or increase the functionality of the asset. Repair and maintenance costs are expensed as incurred.
The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class.
In accordance with the group method of depreciation, upon sale or retirement of properties in the normal course of business, cost less net salvage value is charged to accumulated depreciation. As a result, no gain or loss is recognized in income under the group method as it is assumed that the assets within the group on average have the same life and characteristics and therefore that gains or losses offset over time. For retirements of depreciable properties that do not occur in the normal course of business, a gain or loss may be recognized if the retirement varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.
Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant rail line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant rail line abandonments are recognized in the Consolidated Statement of Income when the asset ceases to be used. Gains are recognized in income when they are realized.
The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

I. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.
The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

J. Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:
(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;
(ii)	the interest cost of pension obligations;
(iii)	the expected long-term return on pension fund assets;
(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and
(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Notes to Consolidated Financial Statements U.S. GAAP
K. Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

L. Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.
In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures
Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and collectability is reasonably assured.

N. Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in Net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation
The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards using a lattice-based valuation model. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 10 - Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Notes to Consolidated Financial Statements U.S. GAAP
2 – Accounting changes

The Company adopts accounting standards that are issued by the Financial Accounting Standards Board (FASB), if applicable. For the years 2012, 2011 and 2010, there were no accounting standard updates issued by FASB that had a significant impact on the Company’s consolidated financial statements, except as noted below.

In June 2011, the FASB issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, giving companies the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income in the statement of changes in shareholders’ equity. ASU 2011-05 also requires reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income (OCI) to be separately disclosed on the face of the financial statements. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income, which deferred the effective date to present reclassification adjustments in net income. The effective date of the deferral is consistent with the effective date of ASU 2011-05 which is effective for fiscal years beginning on or after December 15, 2011. The FASB is re-evaluating the requirements, with a final decision expected in the first quarter of 2013. The Company has adopted the currently effective requirements of these ASUs.

3 – Accounts receivable

In millions	December 31,	2012	2011
Freight		$674	$630
Non-freight		167	206
Gross accounts receivable		841	836
Allowance for doubtful accounts		(10)	(16)
Net accounts receivable		$831	$820

4 – Properties

In millions		December 31, 2012			December 31, 2011
	Depreciation		Accumulated			Accumulated
rate		Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	2%	$26,209	$6,948	$19,261	$25,534	$6,903	$18,631
Rolling stock	4%	4,989	1,785	3,204	4,923	1,668	3,255
Buildings	2%	1,275	492	783	1,220	473	747
Information technology (2)	12%	976	427	549	931	383	548
Other	6%	1,273	529	744	1,213	477	736
Total properties including capital leases		$34,722	$10,181	$24,541	$33,821	$9,904	$23,917

Capital leases included in properties
Track and roadway (3)		$417	$53	$364	$417	$48	$369
Rolling stock		1,222	353	869	1,144	317	827
Buildings		109	18	91	109	16	93
Other		91	17	74	102	15	87
Total capital leases included in properties		$1,839	$441	$1,398	$1,772	$396	$1,376
(1)			Includes the cost of land of $1,766 million and $1,798 million as at December 31, 2012 and December 31, 2011, respectively.
(2)
The Company capitalized $93 million in 2012 and $94 million in 2011 of internally developed software costs pursuant to FASB Accounting Standards Codification  350-40, “Intangibles – Goodwill and Other, Internal – Use Software.”

(3)			Includes $108 million of right-of-way access in both years.

Notes to Consolidated Financial Statements U.S. GAAP
Accounting policy for capitalization of costs
The Company’s railroad operations are highly capital intensive. The Company’s properties consist mainly of a large base of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company’s Track and roadway properties, and Rolling stock. The Company’s capital expenditures are for the replacement of assets and for the purchase or construction of assets to enhance operations or provide new service offerings to customers. A large portion of the Company’s capital expenditures are for self-constructed properties including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.
Expenditures are generally capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria. These basic capital programs are planned in advance and carried out by the Company’s engineering workforce.
In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as detailed below:
•	Land: all purchases of land;
•	Grading: installation of road bed, retaining walls, drainage structures;
•	Rail and related track material: installation of 39 or more continuous feet of rail;
•	Ties: installation of 5 or more ties per 39 feet;
•	Ballast: installation of 171 cubic yards of ballast per mile.

Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.
For the ballast asset, the Company also engages in “shoulder ballast undercutting” that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.
For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, machinery used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.
Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Accounting policy for depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by

Notes to Consolidated Financial Statements U.S. GAAP
regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
For the rail asset, the estimated service life is measured in millions of gross tons per mile and varies based on rail characteristics such as weight, curvature and metallurgy. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons per mile. For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing, less the rail asset’s usage to date. The service life of the rail asset is increased incrementally as rail grinding is performed thereon. As such, the costs incurred for rail grinding are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by the rail grinding.

Disposal of property
2012
Bala-Oakville
On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2011
IC RailMarine
On August 1, 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (“IC RailMarine”), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), for cash proceeds of $70 million (US$73 million) before transaction costs. IC RailMarine is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the IC RailMarine transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

Lakeshore East
On March 24, 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2010
Oakville subdivision
On March 29, 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Oakville subdivision”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow at the time of disposal and was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Oakville subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Notes to Consolidated Financial Statements U.S. GAAP

5 – Intangible and other assets

In millions	December 31,	2012	2011
Deferred and long-term receivables		$87	$98
Intangible assets (A)		57	54
Investments (B)		30	31
Other		75	78
Total intangible and other assets		$249	$261

A. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions.

B. Investments
As at December 31, 2012, the Company had $20 million ($21 million as at December 31, 2011) of investments accounted for under the equity method and $10 million ($10 million as at December 31, 2011) of investments accounted for under the cost method.

6 – Accounts payable and other

In millions	December 31,	2012	2011
Trade payables		$386	$445
Payroll-related accruals		340	343
Income and other taxes		294	130
Accrued charges		135	121
Accrued interest		105	123
Stock-based incentives liability (Note 10)		88	84
Personal injury and other claims provisions (Note 16)		82	84
Environmental provisions (Note 16)		31	63
Other postretirement benefits liability (Note 11)		17	18
Other		148	169
Total accounts payable and other		$1,626	$1,580

7 – Other liabilities and deferred credits

In millions	December 31,	2012	2011
Personal injury and other claims provisions, net of current portion (Note 16)		$232	$226
Stock-based incentives liability, net of current portion (Note 10)		203	180
Environmental provisions, net of current portion (Note 16)		92	89
Deferred credits and other		249	267
Total other liabilities and deferred credits		$776	$762

Notes to Consolidated Financial Statements U.S. GAAP

8 – Long-term debt
			Outstanding US dollar-denominated amount
				December 31,
In millions		Maturity		2012	2011
Debentures and notes: (A)

Canadian National series:
4.40%	10-year notes (B)	Mar. 15, 2013	$400	$398	$407
4.95%	6-year notes (B)	Jan. 15, 2014	325	323	331
5.80%	10-year notes (B)	June 1, 2016	250	249	254
1.45%	5-year notes (B)	Dec. 15, 2016	300	298	305
5.85%	10-year notes (B)	Nov. 15, 2017	250	249	254
5.55%	10-year notes (B)	May 15, 2018	325	323	331
6.80%	20-year notes (B)	July 15, 2018	200	199	203
5.55%	10-year notes (B)	Mar. 1, 2019	550	547	559
2.85%	10-year notes (B)	Dec. 15, 2021	400	398	407
2.25%	10-year notes (B)	Nov. 15, 2022	250	249	-
7.63%	30-year debentures	May 15, 2023	150	149	153
6.90%	30-year notes (B)	July 15, 2028	475	473	483
7.38%	30-year debentures (B)	Oct. 15, 2031	200	199	203
6.25%	30-year notes (B)	Aug. 1, 2034	500	498	509
6.20%	30-year notes (B)	June 1, 2036	450	448	458
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	250	249	254
6.38%	30-year debentures (B)	Nov. 15, 2037	300	298	305
3.50%	30-year notes (B)	Nov. 15, 2042	250	249	-

Illinois Central series:
5.00%	99-year income debentures	Dec. 1, 2056	7	7	7
7.70%	100-year debentures	Sep. 15, 2096	125	124	127
Total US dollar-denominated debentures and notes			$5,957	5,927	5,550
BC Rail series:
Non-interest bearing 90-year subordinated notes (C)		July 14, 2094		842	842
Total debentures and notes				6,769	6,392
Other:
Commercial paper (F) (G)				-	82
Capital lease obligations and other (D)				985	957
Total debt, gross				7,754	7,431
Less:
Net unamortized discount				854	855
Total debt (E) (1)				6,900	6,576
Less:
Current portion of long-term debt (E)				577	135
Total long-term debt				$6,323	$6,441
(1)	See Note 17 - Financial instruments, for the fair value of debt.		.

Notes to Consolidated Financial Statements U.S. GAAP

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. The Company records these notes as a discounted debt of $8 million, using an imputed interest rate of 5.75%. The discount of $834 million is included in the net unamortized discount.

D. During 2012, the Company recorded $94 million in assets it acquired through equipment leases ($87 million in 2011), for which an equivalent amount was recorded in debt.
Interest rates for capital lease obligations range from approximately 0.7% to 8.5% with maturity dates in the years 2013 through 2037. The imputed interest on these leases amounted to $249 million as at December 31, 2012 and $299 million as at December 31, 2011.
The capital lease obligations are secured by properties with a net carrying amount of $1,021 million as at December 31, 2012 and $993 million as at December 31, 2011.

E. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2012, for the next five years and thereafter, are as follows:

In millions	Capital leases	Debt	Total
2013 (1)	$179	$398	$577
2014	208	320	528
2015	81	-	81
2016	268	545	813
2017	133	246	379
2018 and thereafter	114	4,408	4,522
	$983	$5,917	$6,900
(1) Current portion of long-term debt.

F. On May 6, 2011, the Company entered into a $800 million four-year revolving credit facility agreement with a consortium of lenders. On March 23, 2012, the agreement was amended to extend the term to May 5, 2017. The agreement allows for an increase in the facility amount, up to a maximum of $1,300 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility, containing customary terms and conditions, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2012 and December 31, 2011, the Company had no outstanding borrowings under its revolving credit facility.

G. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2012, the Company had no borrowings of commercial paper ($82 million (US$81 million) at a weighted-average interest rate of 0.20% as at December 31, 2011) presented in Current portion of long-term debt on the Consolidated Balance Sheet.

H. The aggregate amount of debt payable in US currency as at December 31, 2012 was US$6,690 million (C$6,656 million), including US$733 million relating to capital leases and other, and US$6,295 million (C$6,402 million), including US$757 million relating to capital leases and other, as at December 31, 2011.

Notes to Consolidated Financial Statements U.S. GAAP

I. On April 29, 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 23, 2012, the agreements were amended to extend the maturity by one year to April 28, 2015 and an additional letter of credit agreement was signed with an additional bank. Under these agreements as amended, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2012, the Company had letters of credit drawn of $551 million ($499 million as at December 31, 2011) from a total committed amount of $562 million ($520 million as at December 31, 2011) with the various banks. As at December 31, 2012, cash and cash equivalents of $521 million ($499 million as at December 31, 2011) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

9 – Capital stock

A. Authorized capital stock
The authorized capital stock of the Company is as follows:
•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares
The following table provides the activity of the issued and outstanding common shares of the Company for the years ended December 31, 2012, 2011 and 2010:

In millions	Year ended December 31,	2012	2011	2010
Issued and outstanding common shares at beginning of year		442.1	459.4	471.0
Number of shares repurchased through buyback programs		(16.9)	(19.9)	(15.0)
Stock options exercised		3.2	2.6	3.4
Issued and outstanding common shares at end of year		428.4	442.1	459.4

Share repurchase programs
On October 24, 2011, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 16.7 million common shares under this share repurchase program.
On October 22, 2012, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
The following table provides the activities under such share repurchase programs, as well as the share repurchase programs of the prior years:

In millions, except per share data	Year ended December 31,	2012	2011	2010
Number of common shares (1)		16.9	19.9	15.0
Weighted-average price per share (2)		$82.73	$71.33	$60.86
Amount of repurchase		$1,400	$1,420	$913
(1)
Includes common shares purchased in the first and fourth quarters of 2012 and 2011 and in the second and third quarters of 2010 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2) Includes brokerage fees.

Notes to Consolidated Financial Statements U.S. GAAP

10 – Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A.     Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.
The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, as well as the resulting expense recorded for the years ended December 31, 2012, 2011 and 2010:

Year ended December 31,	2012	2011	2010
Number of participants holding shares	17,423	16,218	14,997
Total number of ESIP shares purchased on behalf of employees (millions)	1.3	1.3	1.3
Expense for Company contribution (millions)	$24	$21	$19

B.     Stock-based compensation plans
The following table provides the total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2012, 2011 and 2010:

In millions	Year ended December 31,	2012	2011	2010
Cash settled awards
Restricted share unit plan		$76	$81	$77
Voluntary Incentive Deferral Plan		19	21	18
		95	102	95

Stock option awards		10	10	9
Total stock-based compensation expense		$105	$112	$104

Tax benefit recognized in income		$25	$24	$27

(i)     Cash settled awards
Restricted share units
In 2012, 2011 and 2010, the Company granted 0.5 million restricted share units (RSUs), respectively, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained.
Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout for RSUs is also conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the RSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the RSUs to suspend payout on any RSUs pending resolution of such matter.
The value of the payout is equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. On December 31, 2012, for the 2010 grant, the level of ROIC attained resulted in a performance vesting factor of 150%. As the minimum share price condition was met, payout under the plan of approximately $70 million, calculated using the Company’s average share price during the 20-day period ending on January 31, 2013, will be paid to employees meeting the conditions of their benefit plans, award or employment agreements in the first quarter of 2013.

Notes to Consolidated Financial Statements U.S. GAAP
In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the RSU payout of approximately $18 million otherwise due in February 2012 to its former Chief Executive Officer (CEO) after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. Pending a final resolution of the legal proceedings, the Company, without prejudice, has not recorded a gain from the cancellation of the RSU payout. See Note 16 – Major commitments and contingencies.
As at December 31, 2012, 0.1 million RSUs remained authorized for future issuance under this plan.

Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.
The following table provides the 2012 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2011	0.9	0.9		-	1.4
Granted (Payout)	0.5	(0.7)		-	-
Vested during year	(0.5)	0.5		-	-
Outstanding at December 31, 2012	0.9	0.7	(1)	-	1.4
(1)	Includes the units of the RSU payout currently in dispute. See Note 16 - Major commitments and contingencies.

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)						VIDP (2)		Total

Year of grant	2012	2011	2010	2009		2008

Stock-based compensation expense
recognized over requisite service period
Year ended December 31, 2012	$24	$26	$26	$-		N/A	$19		$95
Year ended December 31, 2011	N/A	$19	$27	$35		$-	$21		$102
Year ended December 31, 2010	N/A	N/A	$17	$34		$26	$18		$95

Liability outstanding
December 31, 2012	$24	$45	$70	$18	(3)	N/A	$134		$291
December 31, 2011	N/A	$19	$44	$82		N/A	$119		$264

Fair value per unit
December 31, 2012 ($)	$67.90	$88.05	$90.33	N/A		N/A	$90.33		N/A

Fair value of awards vested during the year
Year ended December 31, 2012	$-	$-	$70	N/A		N/A	$1		$71
Year ended December 31, 2011	N/A	$-	$-	$82		N/A	$1		$83
Year ended December 31, 2010	N/A	N/A	$-	$-		$37	$1		$38

Nonvested awards at December 31, 2012
Unrecognized compensation cost	$21	$14	$-	N/A		N/A	$1		$36
Remaining recognition period (years)	2.0	1.0	N/A	N/A		N/A	N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$90.33	$90.33	$90.33	N/A		N/A	$90.33		N/A
Expected stock price volatility (6)	16%	13%	N/A	N/A		N/A	N/A		N/A
Expected term (years) (7)	2.0	1.0	N/A	N/A		N/A	N/A		N/A
Risk-free interest rate (8)	1.13%	1.09%	N/A	N/A		N/A	N/A		N/A
Dividend rate ($) (9)	$1.50	$1.50	N/A	N/A		N/A	N/A		N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Consists of the carrying value of the RSU payout currently in dispute. See Note 16 - Major commitments and contingencies.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at December 31, 2012.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

(ii)     Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2012, 10.4 million common shares remained authorized for future issuances under these plans.
Options issued by the Company include conventional options, which vest over a period of time; and performance-accelerated stock options. As at December 31, 2012, the performance-accelerated stock options were fully vested.
For 2012, 2011 and 2010, the Company granted 0.6 million, 0.6 million and 0.7 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

Notes to Consolidated Financial Statements U.S. GAAP

The total number of options outstanding at December 31, 2012, for conventional and performance-accelerated options was 4.1 million and 0.2 million, respectively.

The following table provides the activity of stock option awards during 2012, and for options outstanding and exercisable at December 31, 2012, the weighted-average exercise price:

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number of	average	Number of	average grant
	of options	exercise price	options	date fair value
	In millions		In millions
Outstanding at December 31, 2011 (1)	6.9	$40.80	2.0	$13.71
Granted	0.6	$76.70	0.6	$15.49
Exercised	(3.2)	$31.38	N/A	N/A
Vested	N/A	N/A	(0.8)	$13.24
Outstanding at December 31, 2012 (1)	4.3	$52.09	1.8	$14.56
Exercisable at December 31, 2012 (1)	2.5	$44.82	N/A	N/A
(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2012 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2012 at the Company’s closing stock price of $90.33.

				Options outstanding				Options exercisable
Range of exercise prices				Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
				In millions			In millions	In millions		In millions
	$20.42	-	$34.00	0.7	3.6	$29.21	$40	0.5	$27.54	$31
	$34.01	-	$44.05	0.6	4.5	$39.74	28	0.4	$39.28	23
	$44.06	-	$51.85	1.3	5.2	$48.93	55	1.1	$48.53	45
	$51.86	-	$68.95	0.7	6.4	$58.58	22	0.4	$55.46	14
	$68.96	-	$88.75	1.0	8.7	$73.35	17	0.1	$69.12	2
Balance at December 31, 2012 (1)				4.3	5.9	$52.09	$162	2.5	$44.82	$115
(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2012, all stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options was 4.5 years.

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2012	2011	2010	2009	2008	2007	2006	Total

Stock-based compensation expense
recognized over requisite service period (1)
Year ended December 31, 2012	$4	$2	$2	$2	$-	N/A	N/A	$10
Year ended December 31, 2011	N/A	$5	$2	$2	$1	$-	N/A	$10
Year ended December 31, 2010	N/A	N/A	$4	$2	$2	$1	$-	$9

Fair value per unit
At grant date ($)	$15.49	$15.66	$13.09	$12.60	$12.44	$13.37	$13.80	N/A

Fair value of awards vested during the year
Year ended December 31, 2012	$-	$2	$2	$4	$3	N/A	N/A	$11
Year ended December 31, 2011	N/A	$-	$2	$4	$3	$3	N/A	$12
Year ended December 31, 2010	N/A	N/A	$-	$4	$3	$3	$3	$13

Nonvested awards at December 31, 2012
Unrecognized compensation cost	$4	$3	$1	$-	$-	N/A	N/A	$8
Remaining recognition period (years)	3.0	2.0	1.0	-	-	N/A	N/A	N/A

Assumptions
Grant price ($)	$76.70	$68.94	$54.76	$42.14	$48.51	$52.79	$51.51	N/A
Expected stock price volatility (2)	26%	26%	28%	39%	27%	24%	25%	N/A
Expected term (years) (3)	5.4	5.3	5.4	5.3	5.3	5.2	5.2	N/A
Risk-free interest rate (4)	1.33%	2.53%	2.44%	1.97%	3.58%	4.12%	4.04%	N/A
Dividend rate ($) (5)	$1.50	$1.30	$1.08	$1.01	$0.92	$0.84	$0.65	N/A
(1)						Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)						Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)						Based on the annualized dividend rate.

The following table provides information related to stock options exercised during the years ended December 31, 2012, 2011 and 2010:

In millions	Year ended December 31,	2012	2011	2010
Total intrinsic value		$167	$122	$125
Cash received upon exercise of options		$101	$68	$87
Related excess tax benefit realized		$16	$9	$28

(iii) Stock price volatility
Compensation cost for the Company’s RSU plans is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2012 would have increased stock-based compensation expense by $4 million, whereas a $1 decrease in the price would have reduced it by $3 million.

Notes to Consolidated Financial Statements U.S. GAAP

11 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter. In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the $1.5 million annual retirement benefit otherwise due to its former CEO after determining that the former CEO was likely in breach of the non-compete, non-solicitation and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. On December 21, 2012, the former CEO filed amended counterclaims and affirmative defenses in the United States District Court for the Northern District of Illinois to CN’s amended claims in which the former CEO claims that CN failed to pay monthly retirement benefit installments due through June 28, 2012, the date on which the former CEO entered into an executive employment agreement with the Company’s major competitor in Canada. In addition, the former CEO made binding judicial admissions in these court documents that he was not entitled to retirement benefits beyond June 28, 2012. As such, the Company, without prejudice, has recorded a settlement gain of $20 million from the termination of the former CEO’s retirement benefit plan for the period beyond June 28, 2012 which is partially offset by the recognition of past accumulated actuarial losses of approximately $4 million. See Note 16 – Major commitments and contingencies.
The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

A. Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

B. Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, including amendments thereto, and are determined by actuarial valuations. Actuarial valuations are required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The most recently filed actuarial valuation of the CN Pension Plan was conducted as at December 31, 2011 and indicated a funding excess on a going-concern basis of approximately $1.1 billion and a funding deficit on a solvency basis of approximately $1.3 billion. The Company’s next actuarial valuation required as at December 31, 2012 will be performed in 2013. This actuarial valuation is expected to identify a going-concern surplus of approximately $1.4 billion, while on a solvency basis a funding deficit of approximately $2.0 billion is expected due to the level of interest rates as at the measurement date, December 31, 2012. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.

Notes to Consolidated Financial Statements U.S. GAAP

In 2012, in anticipation of its future funding requirements, the Company made voluntary contributions of $700 million in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. These voluntary contributions can be treated as a prepayment against its required special solvency payments. As at December 31, 2012, the Company had $785 million of accumulated prepayments which remain available to offset future required solvency deficit payments. The Company expects to use approximately $415 million of these prepayments to satisfy its 2013 required solvency deficit payment. As a result, the Company’s cash contributions for 2013 are expected to be in the range of $135 million to $335 million, including a potential voluntary contribution of up to $200 million, for all the Company’s pension plans. As at February 1, 2013, the Company contributed $94 million to its defined benefit pension plans for 2013.

C. Plan assets
The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix and related benchmark indices (“Policy”). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets.
Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (“Strategy”) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (“Committee”) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.
The Company’s 2012 target long-term asset mix and actual asset allocation for the Company’s pension plans are as follows:

	Target long-term	Percentage of plan assets
Asset allocation	asset mix	2012	2011

Cash and short-term investments	2%	4%	7%
Bonds and mortgages	38%	28%	28%
Equities	47%	41%	42%
Real estate	4%	2%	2%
Oil & gas	5%	8%	8%
Infrastructure	4%	4%	5%
Absolute return	-	9%	8%
Risk-based allocation	-	4%	-
Total	100%	100%	100%

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the trust funds consist mainly of the following:
(i)
Cash, short-term investments and bonds consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term securities are almost exclusively obligations issued by Canadian chartered banks. As at December 31, 2012, 91% of bonds were issued or guaranteed by Canadian, U.S. or other governments.

(ii)	Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties.
(iii)
Equity investments are diversified by country, issuer and industry sector. The most significant allocation either to an individual issuer or industry sector was approximately 4% and 24%, respectively, in 2012.

(iv)	Real estate is a diversified portfolio of Canadian land and commercial properties held by the trusts’ wholly-owned subsidiaries.
(v)	Oil and gas investments include petroleum and natural gas properties operated by the trusts’ wholly-owned subsidiaries and Canadian marketable securities.
(vi)
Infrastructure investments are publicly traded trust units, participations in private infrastructure funds and public debt and equity securities of infrastructure and utility companies. Some of these investments are held by the trusts’ wholly-owned subsidiaries.

(vii)	Absolute return investments are a portfolio of units of externally managed hedge funds.
(viii)
Risk-based allocation is a portfolio of externally managed funds where each asset class contributes equally to the overall risk of the portfolio. Some of these investments are held by the trusts’ wholly-owned subsidiaries.

Notes to Consolidated Financial Statements U.S. GAAP

The plans’ investment manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 68% exposed to the Canadian dollar, 8% to European currencies, 12% to the US dollar and 12% to various other currencies as at December 31, 2012. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the plans. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality. Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, and equity or commodity prices. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. Derivatives may include forwards, futures, swaps and options.
The following tables present the fair value of plan assets excluding the economic exposure of derivatives as at December 31, 2012 and 2011 by asset class, their level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value:

In millions, unless otherwise indicated		Fair value measurements at December 31, 2012
Asset class	Total	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$615	$13	$602	$-
Bonds (2)
Canada and supranational	1,735	-	1,735	-
Provinces of Canada	2,152	-	2,152	-
Corporate	35	-	35	-
Emerging market debt	353	-	353	-
Mortgages (3)	133	-	133	-
Equities (4)
Canadian	2,220	2,198	-	22
U.S.	1,121	1,121	-	-
International	3,082	3,082	-	-
Real estate (5)	279	-	-	279
Oil and gas (6)	1,339	370	29	940
Infrastructure (7)	679	8	94	577
Absolute return (8)			-	-
Multi-strategy funds	410	-	410	-
Fixed income funds	425	-	415	10
Commodity funds	91	-	91	-
Equity funds	259	-	259	-
Global macro funds	296	-	296	-
Risk-based allocation (9)	586	-	586	-
	$15,810	$6,792	$7,190	$1,828
Other (10)	1
Total plan assets	$15,811

Notes to Consolidated Financial Statements U.S. GAAP

In millions, unless otherwise indicated		Fair value measurements at December 31, 2011
Asset class	Total	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$1,026	$21	$1,005	$-
Bonds (2)
Canada and supranational	1,650	-	1,650	-
Provinces of Canada	1,937	-	1,937	-
Emerging market debt	288	-	288	-
Mortgages (3)	178	8	170	-
Equities (4)
Canadian	2,395	2,373	-	22
U.S.	1,125	1,125	-	-
International	2,712	2,712	-	-
Real estate (5)	214	-	-	214
Oil and gas (6)	1,232	343	-	889
Infrastructure (7)	707	9	79	619
Absolute return (8)
Multi-strategy funds	358	-	358	-
Fixed income funds	214	-	214	-
Equity funds	260	-	260	-
Global macro funds	368	-	368	-
	$14,664	$6,591	$6,329	$1,744
Other (10)	55
Total plan assets	$14,719
Level 1: Fair value based on quoted prices in active markets for identical assets
Level 2: Fair value based on significant observable inputs
Level 3: Fair value based on significant unobservable inputs

Notes to Consolidated Financial Statements U.S. GAAP

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

	Fair value measurements based on significant unobservable inputs (Level 3)						Additional information (11)
							Infra- structure hedged
In millions	Equities (4)	Real estate (5)	Oil and gas (6)	Infra- structure (7)	Absolute return (8)	Total		Absolute return hedged
Beginning balance at
December 31, 2010	$24	$318	$852	$493	$206	$1,893	$496	$207
Actual return relating to assets still held at the reporting date	2	58	90	74	(7)	217	63	(8)

Purchases, sales and settlements	(4)	(162)	(53)	52	(1)	(168)	62	(1)

Transfers in and/or out of Level 3	-	-	-	-	(198)	(198)	-	(198)
Balance at
December 31, 2011	$22	$214	$889	$619	$-	$1,744	$621	$-
Actual return relating to assets still held at the reporting date	2	68	90	(13)	-	147	5	-

Purchases, sales and settlements	(2)	(3)	(39)	(29)	10	(63)	(50)	10

Transfers in and/or out of Level 3	-	-	-	-	-	-	-	-
Ending balance at
December 31, 2012	$22	$279	$940	$577	$10	$1,828	$576	$10

(1)	Short-term investments consist primarily of securities issued by Canadian chartered banks. Such investments are valued at cost, which approximates fair value.
(2)
Bonds are valued using prices obtained from independent pricing data suppliers, predominantly TSX Inc. When prices are not available from independent sources, the bond is valued by comparison to prices obtained for a bond of similar interest rate, maturity and risk.

(3)
Mortgages are secured by real estate. The fair value measurement of $133 million ($170 million in 2011) of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors. Mortgages denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the tables above.

(4)	The fair value of equity investments of $22 million ($22 million in 2011) categorized as Level 3 represent units in private equity funds which are valued by their administrators.
(5)
The fair value of real estate investments of $279 million ($214 million in 2011) includes land and buildings classified as Level 3. Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially.

(6)
The fair value of oil and gas investments of $940 million ($889 million in 2011) classified as Level 3 is valued based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure funds consist of $8 million ($9 million in 2011) of trust units that are publicly traded and classified as Level 1, $94 million ($79 million in 2011) of bank loans and bonds issued by infrastructure companies classified as Level 2 and $577 million ($619 million in 2011) of infrastructure funds that are classified as Level 3 and are valued based on discounted cash flows or earnings multiples. Infrastructure funds cannot be redeemed; distributions will be received from the funds as the underlying investments are liquidated. Infrastructure funds denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the additional information table presented above.

(8)
Absolute return investments are valued using the net asset value as reported by the fund administrators. All hedge fund investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Hedge fund investments that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date are classified as Level 3.

(9)
Risk-based allocation investments are valued using the net asset value as reported by the fund administrators. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(10)
Other consists of net operating assets required to administer the trust funds’ investment assets and the plans’ benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

(11)	This additional information demonstrates the fair value of the infrastructure funds and absolute return investments after considering the effects of foreign currency hedges.

Notes to Consolidated Financial Statements U.S. GAAP

D. Additional disclosures

(i) Obligations and funded status
		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2012	2011	2012	2011
Change in benefit obligation
Projected benefit obligation at beginning of year		$15,548	$14,895	$284	$283
Amendments		-	27	6	1
Interest cost		740	788	13	14
Actuarial loss (gain)		812	577	(3)	(2)
Service cost		134	124	4	4
Curtailment gain		-	-	(6)	(1)
Plan participants’ contributions		55	54	-	-
Foreign currency changes		(5)	5	(3)	3
Benefit payments, settlements and transfers (1)		(949)	(922)	(18)	(18)
Projected benefit obligation at end of year		$16,335	$15,548	$277	$284
Component representing future salary increases		(443)	(437)	-	-
Accumulated benefit obligation at end of year		$15,892	$15,111	$277	$284

Change in plan assets
Fair value of plan assets at beginning of year		$14,719	$15,092	$-	$-
Employer contributions		833	458	-	-
Plan participants’ contributions		55	54	-	-
Foreign currency changes		(2)	1	-	-
Actual return on plan assets		1,135	36	-	-
Benefit payments, settlements and transfers		(929)	(922)	-	-
Fair value of plan assets at end of year		$15,811	$14,719	$-	$-

Funded status (Deficiency of fair value of plan assets over projected
benefit obligation at end of year)		$(524)	$(829)	$(277)	$(284)
(1) Includes the settlement gain related to the termination of the former CEO’s retirement benefit plan.

Measurement date for all plans is December 31.

The projected benefit obligation and fair value of plan assets for the CN Pension Plan at December 31, 2012 were $15,247 million and $15,042 million, respectively ($14,514 million and $13,992 million, respectively, at December 31, 2011).

(ii) Amounts recognized in the Consolidated Balance Sheet
		Pensions		Other postretirement benefits
In millions	December 31,	2012	2011	2012	2011
Current liabilities (Note 6)		$-	$-	$(17)	$(18)
Noncurrent liabilities		(524)	(829)	(260)	(266)
Total amount recognized		$(524)	$(829)	$(277)	$(284)

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 18)
		Pensions		Other postretirement benefits
In millions	December 31,	2012	2011	2012	2011
Net actuarial gain (loss)		$(3,264)	$(2,720)	$6	$3
Prior service cost		$(26)	$(30)	$(6)	$(3)

Notes to Consolidated Financial Statements U.S. GAAP

(iv) Information for the pension plans with an accumulated benefit obligation in excess of plan assets
Pensions	Other postretirement benefits
In millions	December 31,	2012	2011	2012	2011
Projected benefit obligation	$526	$15,015	N/A	N/A
Accumulated benefit obligation	$461	$14,606	N/A	N/A
Fair value of plan assets	$201	$14,191	N/A	N/A

At December 31, 2012, the fair value of the plan assets exceeded the accumulated benefit obligation for the CN Pension Plan.

(v) Components of net periodic benefit cost (income)
Pensions	Other postretirement benefits
In millions	Year ended December 31,	2012	2011	2010	2012	2011	2010
Service cost	$134	$124	$99	$4	$4	$3
Interest cost	740	788	837	13	14	16
Curtailment gain	-	-	-	(6)	(1)	(1)
Settlement loss (gain) (1)	(12)	3	-	-	-	-
Expected return on plan assets	(994)	(1,005)	(1,009)	-	-	-
Amortization of prior service cost	4	2	-	3	2	2
Amortization of net actuarial loss (gain)	119	8	3	-	-	(2)
Net periodic benefit cost (income)	$(9)	$(80)	$(70)	$14	$19	$18

(1)	Includes the settlement gain related to the termination of the former CEO’s retirement benefit plan.

    The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $4 million and $236 million, respectively.

    The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $1 million and $1 million, respectively.

Notes to Consolidated Financial Statements U.S. GAAP

(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits
	Pensions			Other postretirement benefits
December 31,	2012	2011	2010	2012	2011	2010

To determine projected benefit obligation
Discount rate (1)	4.15%	4.84%	5.32%	4.01%	4.70%	5.29%
Rate of compensation increase (2)	3.00%	3.25%	3.50%	3.00%	3.25%	3.50%

To determine net periodic benefit cost
Discount rate (1)	4.84%	5.32%	6.19%	4.70%	5.29%	6.01%
Rate of compensation increase (2)	3.25%	3.50%	3.50%	3.25%	3.50%	3.50%
Expected return on plan assets (3)	7.25%	7.50%	7.75%	N/A	N/A	N/A

(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due.  The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short-term maturities and a projected AA corporate curve for longer term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(2)			The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2012, the Company used a long-term rate of return assumption of 7.25% on the market-related value of plan assets to compute net periodic benefit cost. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. Effective January 1, 2013, the Company will reduce the expected long-term rate of return on plan assets from 7.25% to 7.00% to reflect management's current view of long- term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost by approximately $20 million.

(vii) Health care cost trend rate for other postretirement benefits
For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 8% for 2012 and 2013. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

    Assumed health care costs have a significant effect on the amounts reported for the health care plan.  A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

In millions				One-percentage-point
					Increase	Decrease
Effect on total service and interest costs					$1	$(1)
Effect on benefit obligation					$12	$(10)

(viii) Estimated future benefit payments

In millions			Pensions	Other postretirement benefits
2013			$983			$17
2014			$1,007			$18
2015			$1,029			$18
2016			$1,052			$19
2017			$1,067			$19
Years 2018 to 2022			$5,449			$95

Notes to Consolidated Financial Statements U.S. GAAP

E. Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including Section 401(k) savings plans for certain U.S. based employees. The Company’s contributions under these plans are expensed as incurred and amounted to $11 million, $10 million and $16 million for 2012, 2011 and 2010, respectively.

F. Contributions to multi-employer plan
Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which is administered by the National Carriers’ Conference Committee (NCCC), and provides certain postretirement health care benefits to certain retirees. The Company’s contributions under this plan are expensed as incurred and amounted to $11 million, $11 million and $10 million in 2012, 2011 and 2010, respectively. The annual contribution rate for the plan is determined by the NCCC and for 2012 was $154.49 per month per active employee ($164.41 in 2011). The plan covered 874 retirees in 2012 (846 in 2011).

12 – Other income

In millions	Year ended December 31,	2012	2011	2010
Gain on disposals of properties (1)		$295	$348	$157
Gain on disposal of land		20	30	20
Investment income and other		-	23	35
Total other income		$315	$401	$212
(1)
2012 includes $281 million for the disposal of the Bala-Oakville, 2011 includes $60 million and $288 million for the disposal of substantially all of the assets of IC RailMarine and the Lakeshore East, respectively, and 2010 includes $152 million for the sale of a portion of the property known as the Oakville subdivision. See Note 4 - Properties.

13 – Income taxes

As at December 31, 2012, Deferred and receivable income taxes include a net deferred income tax asset of $43 million. As at December 31, 2011, Deferred and receivable income taxes included a net deferred income tax asset of $46 million and an income tax receivable of $76 million.
The Company’s consolidated effective income tax rate differs from the Canadian, or domestic, statutory Federal tax rate. The effective tax rate is affected by recurring items such as tax rates in provincial, U.S. federal, state and other foreign jurisdictions and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments and lower tax rates on capital dispositions that may occur in any given year. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2012	2011	2010
Federal tax rate		15.0%	16.5%	18.0%

Income tax expense at the statutory Federal tax rate		$(549)	$(554)	$(518)

Income tax (expense) recovery resulting from:
Provincial and foreign taxes		(425)	(360)	(308)
Deferred income tax adjustments due to rate enactments		(35)	(40)	-
Gain on disposals		44	62	32
Other (1)		(13)	(7)	22
Income tax expense		$(978)	$(899)	$(772)
Cash payments for income taxes		$289	$482	$214
(1)	Comprises adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides tax information on a domestic and foreign basis:

In millions	Year ended December 31,	2012	2011	2010

Income before income taxes
Domestic		$2,656	$2,464	$2,052
Foreign		1,002	892	824
		$3,658	$3,356	$2,876

Current income tax expense
Domestic		$(314)	$(340)	$(306)
Foreign		(213)	(28)	(48)
		$(527)	$(368)	$(354)

Deferred income tax expense
Domestic		$(370)	$(288)	$(248)
Foreign		(81)	(243)	(170)
		$(451)	$(531)	$(418)

     Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2012	2011

Deferred income tax assets
Pension liability		$148	$226
Personal injury claims and other reserves		123	134
Other postretirement benefits liability		82	85
Net operating losses and tax credit carryforwards (1)		7	5
Total deferred income tax assets		360	450
Deferred income tax liabilities
Properties and other		5,872	5,737
Total deferred income tax liabilities		5,872	5,737
Total net deferred income tax liability		$5,512	$5,287

Total net deferred income tax liability
Domestic		$2,267	$2,046
Foreign		3,245	3,241
		$5,512	$5,287
Total net deferred income tax liability		$5,512	$5,287
Net current deferred income tax asset		43	46
Net noncurrent deferred income tax liability		$5,555	$5,333
(1)	Net operating losses and tax credit carryforwards will expire between the years 2014 and 2032.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependant upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities including the available carryback and carryforward periods, projected future taxable income, and tax planning strategies in making this assessment. As at December 31, 2012, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.2 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets. The Company has not recognized a

Notes to Consolidated Financial Statements U.S. GAAP

deferred income tax asset ($297 million as at December 31, 2012) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in foreign subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.
The Company recognized tax credits of $1 million in each of 2012, 2011, and 2010 for eligible research and development expenditures, which reduced the cost of properties.

  The following table provides a reconciliation of unrecognized tax benefits on the Company’s domestic and foreign tax positions:

In millions	Year ended December 31,	2012	2011	2010
Gross unrecognized tax benefits at beginning of year		$46	$57	$83
Increases for:
Tax positions related to the current year		1	1	4
Tax positions related to prior years		3	11	5

Decreases for:
Tax positions related to prior years		-	-	(31)
Settlements		(13)	(21)	-
Lapse of the applicable statute of limitations		(1)	(2)	(4)
Gross unrecognized tax benefits at end of year		$36	$46	$57
Adjustments to reflect tax treaties and other arrangements		(6)	(11)	(27)
Net unrecognized tax benefits at end of year		$30	$35	$30

As at December 31, 2012, the total amount of gross unrecognized tax benefits was $36 million, before considering tax treaties and other arrangements between taxation authorities. If recognized, all of the net unrecognized tax benefits as at December 31, 2012 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $16 million of the net unrecognized tax benefits as at December 31, 2012 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.
The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The Company recognized approximately $3 million, $4 million and $5 million in accrued interest and penalties during the years ended December 31, 2012, 2011 and 2010, respectively. The Company had approximately $9 million and $13 million of accrued interest and penalties as at December 31, 2012 and 2011, respectively.
In Canada, the Company’s federal and provincial income tax returns filed for the years 2007 to 2011 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for 2008 is currently in progress and is expected to be completed during 2013. Examinations on specific tax positions taken for federal and provincial income tax returns for the 2007 year are currently in progress and are also expected to be completed during 2013. In the U.S., the federal income tax returns filed for the years 2007 as well as 2009 to 2011 remain subject to examination by the taxation authorities, and the state income tax returns filed for the years 2008 to 2011 remain subject to examination by the taxation authorities. Examinations of various state income tax returns by the state taxation authorities are currently in progress, including two additional state examinations commenced in 2012. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

Notes to Consolidated Financial Statements U.S. GAAP

14 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.
The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 95% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.
The regions also demonstrate common characteristics in each of the following areas:
(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;
(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;
(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;
(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2012	2011	2010
Revenues (1)
Canada		$6,770	$6,169	$5,630
U.S.		3,150	2,859	2,667
		$9,920	$9,028	$8,297
(1)	For the years ended December 31, 2012, 2011 and 2010, the largest customer represented approximately 2%, 3% and 3%, respectively, of total revenues.

In millions	Year ended December 31,	2012	2011	2010
Net income
Canada		$1,972	$1,836	$1,498
U.S.		708	621	606
		$2,680	$2,457	$2,104

In millions	December 31,	2012	2011
Properties
Canada		$14,406	$13,824
U.S.		10,135	10,093
		$24,541	$23,917

Notes to Consolidated Financial Statements U.S. GAAP

15 – Earnings per share

	Year ended December 31,	2012	2011	2010

Basic earnings per share		$6.15	$5.45	$4.51
Diluted earnings per share		$6.12	$5.41	$4.48

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2012	2011	2010

Net income		$2,680	$2,457	$2,104

Weighted-average shares outstanding		435.6	451.1	466.3
Effect of stock options		2.1	3.3	3.8
Weighted-average diluted shares outstanding		437.7	454.4	470.1

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. For the years ended December 31, 2012, 2011 and 2010, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were nil, 0.1 million and nil, respectively.

16 – Major commitments and contingencies

A. Leases
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2012, the Company’s commitments under these operating and capital leases were $676 million and $1,232 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2013	$134	$219
2014	103	268
2015	83	109
2016	61	296
2017	49	144
2018 and thereafter	246	196
	$676	1,232
Less: imputed interest on capital leases at rates ranging from approximately 0.7% to 8.5%		249
Present value of minimum lease payments included in debt		$983

The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.
Rent expense for all operating leases was $162 million, $143 million and $176 million for the years ended December 31, 2012, 2011 and 2010, respectively. Contingent rentals and sublease rentals were not significant.

Notes to Consolidated Financial Statements U.S. GAAP

B. Commitments
As at December 31, 2012, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $735 million ($727 million as at December 31, 2011). The Company also has remaining estimated commitments in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company of approximately $100 million (US$100 million) to be spent over the next few years for railroad infrastructure improvements, grade separation projects, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities' concerns. The commitment for the grade separation projects is based on estimated costs provided by the STB at the time of acquisition and could be subject to adjustment. In addition, remaining implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are estimated to be approximately $180 million (US$180 million). The Company also has agreements with fuel suppliers to purchase approximately 84% of its estimated 2013 volume and 30% of its anticipated 2014 volume at market prices prevailing on the date of the purchase.

C. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Proceedings against former CEO
In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the RSU payout of approximately $18 million, the $1.5 million annual retirement benefit, and other benefits (collectively the “Benefits”) otherwise due to its former CEO, after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. The Company‘s determination was based on certain facts, including the former CEO’s active participation in concert with the largest shareholder of the Company’s major competitor in Canada for the express purpose of installing the former CEO as Chief Executive Officer of the competitor; the former CEO’s admission that he has taken a personal $5 million stock position in the competitor; and statements by the former CEO and the largest shareholder to the effect that the former CEO has developed a strategic plan for the operation of the Company’s competitor to make it a stronger competitor to the Company; the Company reasonably believes that any such strategic plan would necessarily draw upon the Company’s confidential information, which would constitute a clear and material breach of the former CEO’s employment agreement. The Company has filed legal proceedings in the United States District Court for the Northern District of Illinois seeking, among other things, a declaration that the Company’s termination of the Benefits is valid. On June 28, 2012, the former CEO was named President and CEO and a member of the Board of Directors of the Company’s major competitor in Canada.

On December 21, 2012, the former CEO filed amended counterclaims and affirmative defenses in the United States District Court for the Northern District of Illinois to CN’s amended claims in which the former CEO claims that CN failed to pay monthly retirement benefit installments due through June 28, 2012, the date on which the former CEO entered into an executive employment agreement with the Company’s major competitor in Canada. The counterclaims seek affirmative damages from the Company. The Company believes it has strong defenses and is vigorously defending those claims, but in any event, the Company believes the potential liability on the claims is not material. In addition, the former CEO made binding judicial admissions in these court documents that he was not entitled to retirement benefits beyond June 28, 2012. As such, the Company, without prejudice, has recorded a settlement gain of $20 million from the termination of the former CEO’s retirement benefit plan for the period beyond June 28, 2012 which is partially offset by the recognition of past accumulated actuarial losses of $4 million.

The Company, without prejudice, has not recorded a gain of approximately $18 million from the cancellation of the former CEO’s RSU payout and a settlement gain of $0.7 million associated with the former CEO’s 2012 retirement benefit liability through June 28, 2012 pending a final resolution of the legal proceedings. The Company is also seeking to recover $3 million of retirement benefits paid to the former CEO as the Company believes that the former CEO has failed to fulfill the terms of his employment agreement as well as reasonable legal fees and other costs. The Company has not recognized the recovery of these amounts.

Notes to Consolidated Financial Statements U.S. GAAP

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
In 2012, the Company recorded an $18 million increase to its provision for personal injuries and other claims as a result of a comprehensive actuarial study for employee injury claims as well as various other legal claims.
As at December 31, 2012, 2011 and 2010, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2012	2011	2010
Balance January 1	$199	$200	$178
Accruals and other	55	31	59
Payments	(45)	(32)	(37)
Balance December 31	$209	$199	$200

Current portion - Balance December 31	$39	$39	$39

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.
In 2012, the Company recorded a $7 million increase to its provision for U.S. personal injury and other claims attributable to non-occupational disease and third-party claims, which was offset by a $6 million net reduction mainly attributable to occupational disease claims pursuant to the 2012 external actuarial studies. In previous years, external actuarial studies reflecting favorable claims development have supported net reductions to the Company’s provision for U.S. personal injury and other claims of $6 million and $19 million in 2011 and 2010, respectively. The previous years’ reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.
As at December 31, 2012, 2011 and 2010, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2012	2011	2010
Balance January 1	$111	$146	$166
Accruals and other	28	30	7
Payments	(34)	(65)	(27)
Balance December 31	$105	$111	$146

Current portion - Balance December 31	$43	$45	$44

Notes to Consolidated Financial Statements U.S. GAAP

  Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2012, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses could not be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

D. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Notes to Consolidated Financial Statements U.S. GAAP

As at December 31, 2012, 2011 and 2010, the Company's provision for specific environmental sites was as follows:

In millions	2012	2011	2010
Balance January 1	$152	$150	$103
Accruals and other	(5)	17	67
Payments	(24)	(15)	(20)
Balance December 31	$123	$152	$150

Current portion - Balance December 31	$31	$63	$34

The Company anticipates that the majority of the liability at December 31, 2012 will be paid out over the next five years. However, some costs may be paid out over a longer period. The Company expects to partly recover certain accrued remediation costs associated with alleged contamination and has recorded a receivable in Intangible and other assets for such recoverable amounts. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses for environmental matters amounted to $16 million in 2012, $4 million in 2011 and $23 million in 2010. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing

Notes to Consolidated Financial Statements U.S. GAAP

systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $13 million in 2012, $11 million in 2011 and $14 million in 2010.

E. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2013 and 2020, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2012, the maximum exposure in respect of these guarantees was $156 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
As at December 31, 2012, the Company, including certain of its subsidiaries, has granted $551 million of irrevocable standby letters of credit and $11 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2012, the maximum potential liability under these guarantee instruments was $562 million, of which $489 million related to workers’ compensation and other employee benefit liabilities and $73 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company has not recorded a liability as at December 31, 2012 with respect to these guarantee instruments as they relate to the Company’s future performance and the Company does not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2013 and 2015.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

Notes to Consolidated Financial Statements U.S. GAAP

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the year, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

17 – Financial instruments

A. Risk management
In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2012, the Company did not have any significant derivative financial instruments outstanding.

(i) Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit.

(ii) Fuel
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.

(iii) Interest rate
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates.
Such risk exists in relation to the Company’s pension and postretirement plans and to its long-term debt. Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations.
The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowings and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may enter into forward rate agreements. The Company does not currently hold any significant derivative financial instruments to manage its interest rate risk. At December 31, 2012, Accumulated other comprehensive loss included an unamortized gain of $8 million, $6 million after-tax ($8 million, $6 million after-tax at December 31, 2011) relating to treasury lock transactions settled in a prior year, which are being amortized over the term of the related debt.

Notes to Consolidated Financial Statements U.S. GAAP

 (iv) Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.
All of the Company’s U.S. operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar, the Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.
Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Changes in the fair value of forward contracts, resulting from changes in foreign exchange rates, are recognized in the Consolidated Statement of Income as they occur. As at December 31, 2012, a loss of $1 million, before tax, related to the fair value of the foreign exchange forward contracts of US$400 million, was recorded in Other income on the Consolidated Statement of Income.

(v) Liquidity risk
The Company monitors and manages its cash requirements to ensure sufficient access to funds to meet operational and investing requirements. The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization ratio and its adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple, and preserving an investment grade credit rating to be able to maintain access to public financing.
The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program to meet short-term liquidity needs. If the Company were to lose access to the program for an extended period of time, the Company could rely on its $800 million revolving credit facility. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

B. Fair value of financial instruments
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:     Quoted prices for identical instruments in active markets.
Level 2:
    Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:     Significant inputs to the valuation model are unobservable.

Notes to Consolidated Financial Statements U.S. GAAP

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

(ii) Intangible and other assets:
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Intangible and other assets are classified as Level 3 as their fair value is based on significant unobservable inputs.

(iii) Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2012 and December 31, 2011 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments (Note 5)	$30	$125	$31	$126
Financial liabilities
Total debt (Note 8)	$6,900	$8,379	$6,576	$7,978

18 – Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2012	2011

Foreign exchange loss		$(791)	$(769)
Pension and other postretirement benefit plans		(2,472)	(2,076)
Derivative instruments (Note 17)		6	6
Accumulated other comprehensive loss		$(3,257)	$(2,839)

Notes to Consolidated Financial Statements U.S. GAAP

The components of Other comprehensive loss and the related tax effects are as follows:

In millions	Year ended December 31,	2012	2011	2010
Accumulated other comprehensive loss - Balance at January 1		$(2,839)	$(1,709)	$(948)
Other comprehensive income (loss):
	Foreign exchange gain (loss) (net of income tax (expense) recovery of
	$(17), $19 and $(53), for 2012, 2011 and 2010, respectively)	(22)	27	(68)
	Pension and other postretirement benefit plans (net of income tax recovery of
	$144, $401 and $241, for 2012, 2011 and 2010, respectively)	(396)	(1,156)	(692)
	Derivative instruments (net of income tax recovery of
	nil, $1 and nil for 2012, 2011 and 2010, respectively)	-	(1)	(1)
Other comprehensive loss		(418)	(1,130)	(761)
Accumulated other comprehensive loss - Balance at December 31		$(3,257)	$(2,839)	$(1,709)

Management’s Discussion and Analysis U.S. GAAP
Item 4

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2012 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,100 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2012, no individual commodity group accounted for more than 20% of revenues. From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 29% transborder traffic, 22% Canadian domestic traffic and 32% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 14 – Segmented information to the Company’s 2012 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By deepening customer engagement, leveraging the strength of its franchise, and delivering operational and service excellence, the Company seeks to provide quality and cost-effective service that creates value for its customers.
CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating and customer service metrics that the Company focuses on to measure efficiency, safety and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. For 2012, the Company’s Board of Directors approved share repurchase programs funded mainly from cash generated from operations. The first share repurchase program, which was approved on October 24, 2011, allowed for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012. The Company purchased a total of 16.7 million common shares under this share repurchase program. On October 22, 2012, the Company’s Board of Directors approved a new share repurchase program, which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013. Share repurchases are made pursuant

Management’s Discussion and Analysis U.S. GAAP

to a normal course issuer bid at prevailing market prices, plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. In addition, the Company’s Board of Directors approved an increase of 15% to the quarterly dividend to common shareholders, from $0.375 in 2012 to $0.430 in 2013.
CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety and sustainability, and developing people. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return on invested capital. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization
The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.
In 2012, the Company benefited from a modest increase in North American industrial production, a significant increase in U.S. housing starts and moderate growth in U.S. automotive sales. In 2013, the Company expects North American industrial production to increase by approximately 2%, U.S. housing starts to continue to increase significantly, and U.S. automotive sales to further increase modestly. Canadian grain production for the 2012/2013 crop year was slightly above the 5-year average whereas U.S. grain production for the 2012/2013 crop year was below the 5-year average. The Company expects Canadian and U.S. grain production for the 2013/2014 crop year to be in-line with their respective 5-year averages.
To meet its business plan objectives, the Company’s priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to drive growth. Improvements are expected to come from several key thrusts including “first mile-last mile” initiatives that improve customer service at origin and destination, and a supply chain perspective that emphasizes collaboration and better end-to-end service. The Company sees opportunities for growth across most markets, led by commodities related to oil and gas, particularly crude oil; by overseas container traffic; by market share gains against truck in domestic intermodal; and a continued recovery in the U.S. lumber market. Longer term, the Company also expects continued growth in offshore export markets including metallurgical and thermal coal as well as potash.
To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as undertake productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, the Company’s locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling and as a result, better management of its engineering forces on the track. The Company also intends to continue focusing on the reduction of accidents and related costs, as well as costs for legal claims and health care.
CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2013, CN plans to invest approximately $1.9 billion on capital programs, of which over $1.0 billion is targeted towards track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern railway property. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western and eastern Canada as well as in the U.S. In 2013, CN’s equipment capital expenditures are targeted to reach approximately $200 million, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, CN took delivery in 2012 of 25 new high-horsepower locomotives and 123 second-hand high-horsepower locomotives. In addition, CN expects to take delivery of 40 new high-horsepower locomotives and 37 second-hand high-horsepower

Management’s Discussion and Analysis U.S. GAAP

locomotives within the next 24 months. CN also expects to spend approximately $700 million on facilities to grow the business including transloads, distribution centers, the recently announced Joliet Intermodal Terminal in Illinois, and the completion of its Calgary Logistics Park project; on information technology to improve service and operating efficiency; and on other projects to increase productivity.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet by monitoring its credit ratios and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through share buyback programs, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Delivering responsibly
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.
The CN Environmental Policy aims to minimize the impact of the Company’s activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets. All employees must demonstrate commitment to the CN Environmental Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors that has the responsibility of overseeing this policy. This committee is composed of CN Directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The CN Environmental Policy, the Company’s Carbon Disclosure Project report, and the Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2012, the Company’s sustainability practices have earned it a place on the Dow Jones Sustainability Index (DJSI) North America for the fourth year in a row and, for the first time, on the DJSI World Index.

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. In 2014, CN expects to open two new state-of-the-art training centres located in Winnipeg, Manitoba and suburban Chicago, Illinois as part of a new revitalized company-wide training program aimed at preparing railroaders to be highly skilled, safety conscious and confident in their work environment. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

Management’s Discussion and Analysis U.S. GAAP

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the year ended December 31, 2012 was $1.00 per US$1.00 compared to $0.99 per US$1.00 for 2011. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates” or other similar words.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	∙ North American and global economic growth
conditions, including those referring to revenue	∙ Long-term growth opportunities being less affected by current economic
growth opportunities	conditions
∙ Year-over-year carload growth

Statements relating to the Company's ability to meet debt	∙ North American and global economic growth
repayments and future obligations in the foreseeable future,	∙ Adequate credit ratios
including income tax payments, and capital spending	∙ Investment grade credit rating
∙ Access to capital markets
∙ Adequate cash generated from operations

Statements relating to pension contributions	∙ Adequate cash generated from operations and other sources of financing
∙ Adequate long-term return on investment on pension plan assets
∙ Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Management’s Discussion and Analysis U.S. GAAP

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section of this MD&A entitled Business risks for detailed information on major risk factors.
CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook

During the year, the Company issued and updated its financial outlook. The 2012 actual results are in line with the latest financial outlook as disclosed by the Company.

Financial and statistical highlights
				Change
				Favorable/(Unfavorable)
$ in millions, except per share data, or unless otherwise indicated	2012	2011	2010	2012 vs. 2011	2011 vs. 2010

Financial results
Revenues	$9,920	$9,028	$8,297	10%	9%
Operating income	$3,685	$3,296	$3,024	12%	9%
Net income (1) (2) (3)	$2,680	$2,457	$2,104	9%	17%

Operating ratio	62.9%	63.5%	63.6%	0.6-pts	0.1-pts

Basic earnings per share (1) (2) (3)	$6.15	$5.45	$4.51	13%	21%
Diluted earnings per share (1) (2) (3)	$6.12	$5.41	$4.48	13%	21%

Dividend declared per share	$1.50	$1.30	$1.08	15%	20%

Financial position
Total assets	$26,659	$26,026	$25,206	2%	3%
Total long-term liabilities	$13,438	$13,631	$12,016	1%	(13%)
Statistical operating data and productivity measures (4)
Employees (average for the year)	23,466	23,079	22,055	2%	5%
Gross ton miles (GTM) per average number of employees (thousands)	16,354	15,509	15,471	5%	-
GTMs per US gallon of fuel consumed	987	973	959	1%	1%
(1)
The 2012 figures include a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions of $281 million, or $252 million after-tax ($0.57 per basic or diluted share); and a net income tax expense of $28 million ($0.06 per basic or diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.

(2)
The 2011 figures include gains on disposal of substantially all of the assets of IC RailMarine Terminal Company of $60 million, or $38 million after-tax ($0.08 per basic or diluted share) and of a segment of the Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.55 per basic or diluted share). The 2011 figures also included a net income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions and an income tax recovery of $11 million ($0.02 per basic or diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.

(3)	The 2010 figures include a gain on disposal of a portion of the property known as the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).
(4)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Management’s Discussion and Analysis U.S. GAAP

Financial results

2012 compared to 2011

In 2012, net income was $2,680 million, an increase of $223 million, or 9%, when compared to 2011, with diluted earnings per share increasing 13% to $6.12.
Included in the 2012 figures was a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions (collectively the “Bala-Oakville”) of $281 million, or $252 million after-tax ($0.57 per basic or diluted share); and a net income tax expense of $28 million ($0.06 per basic or diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. Included in the 2011 figures were gains on disposal of substantially all of the assets of IC RailMarine Terminal Company (“IC RailMarine”) of $60 million, or $38 million after-tax ($0.08 per basic or diluted share) and of a segment of the Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.55 per basic or diluted share). The 2011 figures also included a net income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions and an income tax recovery of $11 million ($0.02 per basic or diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.
Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a positive impact to net income of $11 million ($0.03 per basic or diluted share) in 2012.
  Revenues for the year ended December 31, 2012 increased by $892 million, or 10%, to $9,920 million, mainly attributable to higher freight volumes, due in part to growth in North American and Asian economies, and the Company’s performance above market conditions in a number of segments, as well as increased volumes in the second quarter as a result of a labor disruption at a key competitor; freight rate increases; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.

  Operating expenses for the year ended December 31, 2012 increased by $503 million, or 9%, to $6,235 million, mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, as well as increased fuel costs.

  The operating ratio, defined as operating expenses as a percentage of revenues, was 62.9% in 2012, compared to 63.5% in 2011, a 0.6-point improvement.

Management’s Discussion and Analysis U.S. GAAP

Revenues
In millions, unless otherwise indicated	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Rail freight revenues		$8,938	$8,111	10%	10%
Other revenues		982	917	7%	6%
Total revenues		$9,920	$9,028	10%	9%

Rail freight revenues
Petroleum and chemicals		$1,640	$1,420	15%	15%
Metals and minerals		1,133	1,006	13%	12%
Forest products		1,331	1,270	5%	4%
Coal		712	618	15%	15%
Grain and fertilizers		1,590	1,523	4%	4%
Intermodal		1,994	1,790	11%	11%
Automotive		538	484	11%	10%
Total rail freight revenues		$8,938	$8,111	10%	10%

Revenue ton miles (RTM) (millions)		201,496	187,753	7%	7%
Rail freight revenue/RTM (cents)		4.44	4.32	3%	2%
Carloads (thousands)		5,059	4,873	4%	4%
Rail freight revenue/carload (dollars)		1,767	1,664	6%	6%

Revenues for the year ended December 31, 2012 totaled $9,920 million compared to $9,028 million in 2011. The increase of $892 million, or 10%, was mainly attributable to higher freight volumes, due in part to growth in North American and Asian economies, and the Company’s performance above market conditions in a number of segments, as well as increased volumes in the second quarter as a result of a labor disruption at a key competitor; freight rate increases; the impact of a higher fuel surcharge, in the range of $140 million, as a result of year-over-year increases in applicable fuel prices and higher volumes; and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.

In 2012, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 7% relative to 2011. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 3% when compared to 2011, driven by freight rate increases, the impact of a higher fuel surcharge, and the positive translation impact of the weaker Canadian dollar. These factors were partly offset by an increase in the average length of haul.

Petroleum and chemicals
	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Revenues (millions)		$1,640	$1,420	15%	15%
RTMs (millions)		37,449	32,962	14%	14%
Revenue/RTM (cents)		4.38	4.31	2%	1%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants. For the year ended December 31, 2012, revenues for this commodity group increased by $220 million, or 15%, when compared to 2011. The increase was mainly due to higher shipments of crude oil, propane, condensate, petroleum lubricants, and asphalt; freight rate increases; a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of molten sulfur to the U.S. market and reduced shipments of gasoline and diesel. Revenue per revenue ton mile increased by 2% in 2012, mainly due to freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar, partly offset by a significant increase in the average length of haul.

Management’s Discussion and Analysis U.S. GAAP

Percentage of revenues
Chemicals and plastics	46%
Crude and condensate	14%
Refined petroleum products	32%
Sulfur	8%

Year ended December 31,	2012	2011	2010
Carloads (thousands)	594	560	549

Metals and minerals
	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Revenues (millions)		$1,133	$1,006	13%	12%
RTMs (millions)		20,236	18,899	7%	7%
Revenue/RTM (cents)		5.60	5.32	5%	4%

The metals and minerals commodity group consists primarily of non-ferrous base metals and ores, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2012, revenues for this commodity group increased by $127 million, or 13%, when compared to 2011. The increase was mainly due to greater shipments of materials supporting oil and gas development, increased volumes of machinery and dimensional loads, steel products, and industrial materials; freight rate increases; a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of non-ferrous metals and iron ore. Revenue per revenue ton mile increased by 5% in 2012, mainly due to freight rate increases, a higher fuel surcharge, and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul.

Percentage of revenues
Metals	41%
Minerals	41%
Iron ore	18%

Year ended December 31,	2012	2011	2010
Carloads (thousands)	1,024	1,013	990

Forest products
	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Revenues (millions)		$1,331	$1,270	5%	4%
RTMs (millions)		29,674	29,336	1%	1%
Revenue/RTM (cents)		4.49	4.33	4%	3%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the U.S. For the year ended December 31, 2012, revenues for this commodity group increased by $61 million, or 5%, when compared to 2011. The increase was mainly due to freight rate increases, a higher fuel surcharge, the positive

Management’s Discussion and Analysis U.S. GAAP

translation impact of a weaker Canadian dollar and increased shipments of lumber and panels to the U.S. market. These factors were partly offset by reduced paper shipments due to mill closures and curtailments, as well as decreased shipments of lumber for offshore export. Revenue per revenue ton mile increased by 4% in 2012, mainly due to freight rate increases, a higher fuel surcharge, and the positive translation impact of a weaker Canadian dollar.

Percentage of revenues
Pulp and paper	57%
Lumber and panels	43%

Year ended December 31,	2012	2011	2010
Carloads (thousands)	445	443	423

Coal
	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Revenues (millions)		$712	$618	15%	15%
RTMs (millions)		23,570	19,980	18%	18%
Revenue/RTM (cents)		3.02	3.09	(2%)	(3%)

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast U.S., as well as offshore markets via terminals in the Gulf and the Port of Prince Rupert. For the year ended December 31, 2012, revenues for this commodity group increased by $94 million, or 15%, when compared to 2011. The increase was mainly due to higher volumes of U.S. thermal coal to the Gulf and west coast ports, Canadian petroleum coke and metallurgical coal for offshore export; freight rate increases; a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by reduced volumes of thermal coal to U.S. utilities. Revenue per revenue ton mile decreased by 2% in 2012, due to a significant increase in the average length of haul, partly offset by freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar.

Percentage of revenues
Coal	85%
Petroleum coke	15%

Year ended December 31,	2012	2011	2010
Carloads (thousands)	435	464	499

Grain and fertilizers
	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Revenues (millions)		$1,590	$1,523	4%	4%
RTMs (millions)		45,417	45,468	-	-
Revenue/RTM (cents)		3.50	3.35	4%	4%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to

Management’s Discussion and Analysis U.S. GAAP

government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2012, revenues for this commodity group increased by $67 million, or 4%, when compared to 2011. The increase was mainly due to freight rate increases; a higher fuel surcharge; higher volumes of Canadian wheat exports, U.S. soybean product exports to the Gulf, and Canadian barley to the U.S.; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of corn, peas, and ethanol. Revenue per revenue ton mile increased by 4% in 2012, mainly due to freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar.

Percentage of revenues
Oilseeds	32%
Food grains	27%
Feed grains	22%
Fertilizers	19%

Year ended December 31,	2012	2011	2010
Carloads (thousands)	597	592	579

Intermodal
	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Revenues (millions)		$1,994	$1,790	11%	11%
RTMs (millions)		42,396	38,563	10%	10%
Revenue/RTM (cents)		4.70	4.64	1%	1%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2012, revenues for this commodity group increased by $204 million, or 11%, when compared to 2011. The increase was mainly due to higher shipments through the west coast ports and increased volumes of domestic shipments of consumer and industrial products; a higher fuel surcharge; freight rate increases; and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile increased by 1% in 2012, mainly due to a higher fuel surcharge, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Percentage of revenues
International	56%
Domestic	44%

Year ended December 31,	2012	2011	2010
Carloads (thousands)	1,742	1,584	1,455

Management’s Discussion and Analysis U.S. GAAP

Automotive
	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Revenues (millions)		$538	$484	11%	10%
RTMs (millions)		2,754	2,545	8%	8%
Revenue/RTM (cents)		19.54	19.02	3%	2%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2012, revenues for this commodity group increased by $54 million, or 11%, when compared to 2011. The increase was mainly due to higher volumes of imported finished vehicles via the Port of Vancouver and spot moves of military equipment; freight rate increases; a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile increased by 3% in 2012, mainly due to freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul.

Percentage of revenues
Finished vehicles	89%
Auto parts	11%

Year ended December 31,	2012	2011	2010
Carloads (thousands)	222	217	201

Other revenues
	Year ended December 31,	2012	2011	% Change	% Change at constant currency
Revenues (millions)		$982	$917	7%	6%

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing, Autoport logistic service and trucking as well as from other items which include interswitching and commuter train revenues. In 2012, Other revenues amounted to $982 million, an increase of $65 million, or 7%, when compared to 2011, mainly due to higher revenues from freight forwarding and transportation management, vessels and docks, intermodal trucking, and warehousing and distribution, partly offset by the loss of revenues due to the sale of IC RailMarine in August 2011 and lower commuter train revenues.

Percentage of revenues
Other non-rail services	52%
Vessels and docks	29%
Interswitching and other revenues	19%

Management’s Discussion and Analysis U.S. GAAP

Operating expenses

Operating expenses for the year ended December 31, 2012 amounted to $6,235 million, compared to $5,732 million in 2011. The increase of $503 million, or 9%, in 2012 was mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, as well as increased fuel costs.

In millions	Year ended December 31,	2012	2011	% Change	% Change at constant currency	Percentage of revenues
						2012	2011

Labor and fringe benefits		$1,952	$1,812	(8%)	(7%)	19.7%	20.1%
Purchased services and material		1,248	1,120	(11%)	(11%)	12.6%	12.4%
Fuel		1,524	1,412	(8%)	(7%)	15.4%	15.6%
Depreciation and amortization		924	884	(5%)	(4%)	9.3%	9.8%
Equipment rents		249	228	(9%)	(8%)	2.5%	2.5%
Casualty and other		338	276	(22%)	(22%)	3.4%	3.1%
Total operating expenses		$6,235	$5,732	(9%)	(8%)	62.9%	63.5%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. These expenses increased by $140 million, or 8%, in 2012 when compared to 2011. The increase was primarily a result of the impact of a higher workforce level due to volume growth, and general wage increases; and increased pension expense; which were offset by the recognition of a net settlement gain from the termination of the former Chief Executive Officer’s retirement benefit plan in the fourth quarter of 2012.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $128 million, or 11%, in 2012 when compared to 2011. The increase was mainly due to higher expenses for contracted services and for third-party non-rail transportation services as a result of higher volumes; as well as higher maintenance expenses for track, rolling stock and other equipment. These factors were partly offset by lower accident-related expenses; as well as reduced expenses for snow removal and utilities, primarily as a result of milder winter conditions at the beginning of the year.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes. These expenses increased by $112 million, or 8%, in 2012 when compared to 2011. The increase was primarily due to higher freight volumes and a higher average price for fuel, which were partly offset by productivity improvements.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairment write-downs. These expenses increased by $40 million, or 5%, in 2012 when compared to 2011. The increase was mainly due to the impact of net capital additions.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $21 million, or 9%, in 2012 when compared to 2011. The increase was due to increased lease expenses on account of volume increases, as well as higher car hire expenses.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses increased by $62 million, or 22%, in 2012 when compared to 2011. The increase was mainly due to increased provisions for environmental and legal expenses, higher property taxes and workers’ compensation expenses pursuant to an actuarial study, which were partly offset by lower expenses for loss and damage claims.

Management’s Discussion and Analysis U.S. GAAP

Other

Interest expense: In 2012, interest expense was $342 million compared to $341 million in 2011. The increase was mainly due to the issuance of a higher level of debt with a lower interest rate and the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense, which were offset by a repayment of debt with a higher interest rate.

Other income: In 2012, the Company recorded Other income of $315 million compared to $401 million in 2011. Included in Other income for 2012 was a gain on disposal of the Bala-Oakville of $281 million compared to gains on disposal of substantially all of the assets of IC RailMarine of $60 million and the Lakeshore East of $288 million in 2011.

Income tax expense: The Company recorded income tax expense of $978 million for the year ended December 31, 2012 compared to $899 million in 2011. The 2012 figure includes a net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. Included in the 2011 figure was a net income tax expense of $40 million, resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, and an income tax recovery of $11 million relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. The effective tax rate for 2012 was 26.7% compared to 26.8% in 2011.

2011 compared to 2010

In 2011, net income was $2,457 million, an increase of $353 million, or 17%, when compared to 2010, with diluted earnings per share rising 21% to $5.41.
Included in the 2011 figures were gains on disposal of substantially all of the assets of IC RailMarine of $60 million, or $38 million after-tax ($0.08 per basic or diluted share) and of the Lakeshore East of $288 million, or $254 million after-tax ($0.55 per basic or diluted share). The 2011 figures also include a net income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, and an income tax recovery of $11 million ($0.02 per basic or diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. Included in the 2010 figures was a gain on disposal of a portion of the property known as the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).
Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses resulted in a negative impact of $39 million ($0.09 per basic or diluted share) in 2011.
  Revenues for the year ended December 31, 2011 increased by $731 million, or 9%, to $9,028 million, mainly attributable to higher freight volumes, due in part to modest improvements in North American and global economies and to the Company’s performance above market conditions in a number of segments; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues in the first nine months of the year.

 Operating expenses for the year ended December 31, 2011, increased by $459 million, or 9%, to $5,732 million, mainly due to higher fuel costs, purchased services and material expense as well as higher labor and fringe benefits expense. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, particularly in the first nine months of 2011, and lower casualty and other expense.

The operating ratio, defined as operating expenses as a percentage of revenues, was 63.5% in 2011, compared to 63.6% in 2010, a 0.1-point improvement.

Management’s Discussion and Analysis U.S. GAAP

Revenues
In millions, unless otherwise indicated	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Rail freight revenues		$8,111	$7,417	9%	12%
Other revenues		917	880	4%	6%
Total revenues		$9,028	$8,297	9%	11%

Rail freight revenues
Petroleum and chemicals		$1,420	$1,322	7%	10%
Metals and minerals		1,006	861	17%	20%
Forest products		1,270	1,183	7%	10%
Coal		618	600	3%	5%
Grain and fertilizers		1,523	1,418	7%	10%
Intermodal		1,790	1,576	14%	15%
Automotive		484	457	6%	9%
Total rail freight revenues		$8,111	$7,417	9%	12%

Revenue ton miles (RTM) (millions)		187,753	179,232	5%	5%
Rail freight revenue/RTM (cents)		4.32	4.14	4%	7%
Carloads (thousands)		4,873	4,696	4%	4%
Rail freight revenue/carload (dollars)		1,664	1,579	5%	8%

Revenues for the year ended December 31, 2011 totaled $9,028 million compared to $8,297 million in 2010. The increase of $731 million was mainly attributable to higher freight volumes, due in part to modest improvements in North American and global economies and to the Company’s performance above market conditions in a number of segments; the impact of a higher fuel surcharge, in the range of $315 million, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues in the first nine months of 2011.
In 2011, revenue ton miles increased by 5% relative to 2010. Rail freight revenue per revenue ton mile increased by 4% when compared to 2010, driven by the impact of a higher fuel surcharge and freight rate increases. These were partly offset by the negative translation impact of the stronger Canadian dollar.

Petroleum and chemicals
	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)		$1,420	$1,322	7%	10%
RTMs (millions)		32,962	31,190	6%	6%
Revenue/RTM (cents)		4.31	4.24	2%	4%

For the year ended December 31, 2011, revenues for this commodity group increased by $98 million, or 7%, when compared to 2010. The increase was mainly due to higher shipments, particularly chemicals products, as a result of improvements in industrial production, new crude oil business, particularly in the fourth quarter of 2011, and refined petroleum products; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar and lower volumes of condensate in the first half of 2011. Revenue per revenue ton mile increased by 2% in 2011, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Management’s Discussion and Analysis U.S. GAAP

Metals and minerals
	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)		$1,006	$861	17%	20%
RTMs (millions)		18,899	16,443	15%	15%
Revenue/RTM (cents)		5.32	5.24	2%	5%

For the year ended December 31, 2011, revenues for this commodity group increased by $145 million, or 17%, when compared to 2010. The increase was mainly due to greater shipments, particularly of commodities related to oil and gas development, steel-related products and non-ferrous ore; the impact of freight rate increases; and a higher fuel surcharge. These gains were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2011, mainly due to the impact of freight rate increases and a higher fuel surcharge that were offset by the negative translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Forest products
	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)		$1,270	$1,183	7%	10%
RTMs (millions)		29,336	28,936	1%	1%
Revenue/RTM (cents)		4.33	4.09	6%	9%

For the year ended December 31, 2011, revenues for this commodity group increased by $87 million, or 7%, when compared to 2010. The increase was attributable to the impact of a higher fuel surcharge; freight rate increases; higher lumber and wood pellet shipments to offshore markets, and increased panel shipments to the U.S., particularly in the fourth quarter of 2011. These factors were partly offset by the negative translation impact of the stronger Canadian dollar and reduced volumes of woodpulp in the second half of 2011 due to extended maintenance at various mills. Revenue per revenue ton mile increased by 6% in 2011, mainly due to the impact of a higher fuel surcharge, freight rate increases and a decrease in the average length of haul. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

Coal
	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)		$618	$600	3%	5%
RTMs (millions)		19,980	19,766	1%	1%
Revenue/RTM (cents)		3.09	3.04	2%	4%

For the year ended December 31, 2011, revenues for this commodity group increased by $18 million, or 3%, when compared to 2010. The increase was mainly due to the impact of a higher fuel surcharge; freight rate increases; and new export thermal coal shipments. These factors were partly offset by reduced volumes of thermal coal to North American utilities, export metallurgical coal and Canadian petroleum coke; and the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2011, primarily due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Management’s Discussion and Analysis U.S. GAAP

Grain and fertilizers
	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)		$1,523	$1,418	7%	10%
RTMs (millions)		45,468	44,549	2%	2%
Revenue/RTM (cents)		3.35	3.18	5%	8%

For the year ended December 31, 2011, revenues for this commodity group increased by $105 million, or 7%, when compared to 2010. The increase was mainly due to freight rate increases; the impact of a higher fuel surcharge; and higher volumes, including record shipments of canola to export markets and processed canola products to the U.S., increased shipments of ethanol and dried distillers grains, and higher volumes of Canadian oats to U.S. millers. These factors were partly offset by the negative translation impact of the stronger Canadian dollar; reduced volumes of U.S. soybean and corn exports, mainly in the fourth quarter of 2011, and lower volumes of Canadian wheat for export markets, particularly in the first half of 2011. Revenue per revenue ton mile increased by 5% in 2011, mainly due to freight rate increases and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar.

Intermodal
	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)		$1,790	$1,576	14%	15%
RTMs (millions)		38,563	35,803	8%	8%
Revenue/RTM (cents)		4.64	4.40	5%	6%

For the year ended December 31, 2011, revenues for this commodity group increased by $214 million, or 14%, when compared to 2010. The increase was mainly due to higher volumes of domestic traffic and shipments related to overseas markets; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 5% in 2011, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

Automotive
	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)		$484	$457	6%	9%
RTMs (millions)		2,545	2,545	-	-
Revenue/RTM (cents)		19.02	17.96	6%	9%

For the year ended December 31, 2011, revenues for this commodity group increased by $27 million, or 6%, when compared to 2010. The increase was mainly due to higher volumes of domestic finished vehicles; freight rate increases; and the impact of a higher fuel surcharge. These gains were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 6% in 2011, mainly due to freight rate increases, the impact of a higher fuel surcharge and a decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Other revenues
	Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)		$917	$880	4%	6%

In 2011, Other revenues amounted to $917 million, an increase of $37 million, or 4%, when compared to 2010, mainly due to increased revenues from vessels and docks, trucking, and warehousing and distribution services, partly offset by lower international freight forwarding revenues, the negative translation impact of the stronger Canadian dollar, and lower commuter train revenues.

Management’s Discussion and Analysis U.S. GAAP

Operating expenses

Operating expenses for the year ended December 31, 2011 amounted to $5,732 million, compared to $5,273 million in 2010. The increase of $459 million, or 9%, in 2011 was mainly due to higher fuel costs, purchased services and material expense, labor and fringe benefits expense as well as higher depreciation and amortization. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, particularly in the first nine months of 2011 and lower casualty and other expense.

In millions	Year ended December 31,	2011	2010	% Change	% Change at constant currency	Percentage of revenues
						2011	2010

Labor and fringe benefits		$1,812	$1,744	(4%)	(6%)	20.1%	21.0%
Purchased services and material		1,120	1,036	(8%)	(10%)	12.4%	12.5%
Fuel		1,412	1,048	(35%)	(40%)	15.6%	12.6%
Depreciation and amortization		884	834	(6%)	(7%)	9.8%	10.1%
Equipment rents		228	243	6%	3%	2.5%	2.9%
Casualty and other		276	368	25%	23%	3.1%	4.5%
Total operating expenses		$5,732	$5,273	(9%)	(11%)	63.5%	63.6%

Labor and fringe benefits: Labor and fringe benefits expense increased by $68 million, or 4%, in 2011 when compared to 2010. The increase was primarily due to the impact of increased freight volumes, including a higher workforce level, general wage increases, higher health and welfare costs, as well as higher incentive compensation, particularly in the fourth quarter of 2011. These factors were partly offset by the positive translation impact of the stronger Canadian dollar and a higher income for pensions.

Purchased services and material: Purchased services and material expense increased by $84 million, or 8%, in 2011 when compared to 2010. The increase was mainly due to higher repair and maintenance expenses for track, rolling stock and other equipment, higher accident-related expenses, increased contracted services and material expense in the first nine months of 2011 as well as higher costs for snow removal and utilities, as a result of more difficult winter conditions in the first quarter of 2011. These factors were partly offset by the positive translation impact of the stronger Canadian dollar and lower expenses for third party carriers.

Fuel: Fuel expense increased by $364 million, or 35%, in 2011 when compared to 2010. The increase was primarily due to a higher average price for fuel and higher freight volumes, which were partly offset by the positive translation impact of the stronger Canadian dollar and by productivity improvements.

Depreciation and amortization: Depreciation and amortization expense increased by $50 million, or 6%, in 2011 when compared to 2010. The increase was mainly due to the impact of net capital additions and the effect of depreciation studies, which were partly offset by the positive translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense decreased by $15 million, or 6%, in 2011 when compared to 2010. The decrease was primarily due to lower lease expense and to the positive translation impact of the stronger Canadian dollar partly offset by higher car hire expense.

Casualty and other: Casualty and other expense decreased by $92 million, or 25%, in 2011 when compared to 2010. The decrease was mainly due to lower charges recorded in 2011 relating to environmental matters, adjustments recorded on billings of certain cost recoveries recorded in 2010, lower general and administrative expenses as well as a charge recorded in the first quarter of 2010 to increase the liability for personal injury claims in Canada pursuant to an actuarial valuation. These factors were partially offset by increased employee travel costs and higher operating taxes.

Management’s Discussion and Analysis U.S. GAAP

Other

Interest expense: Interest expense decreased by $19 million, or 5%, for the year ended December 31, 2011, when compared to 2010, mainly due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated interest expense and the impact of a debt repayment in the fourth quarter of 2011.

Other income: In 2011, the Company recorded Other income of $401 million, compared to $212 million in 2010. Included in Other income were gains on disposal of substantially all of the assets of IC RailMarine of $60 million and of the Lakeshore East for $288 million. The 2010 figures include $152 million for the sale of a portion of the property known as the Oakville subdivision.

Income tax expense: The Company recorded income tax expense of $899 million for the year ended December 31, 2011 compared to $772 million in 2010. The 2011 figure includes a net income tax expense of $40 million resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, and an income tax recovery of $11 million relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. The effective tax rate was 26.8% for both 2011 and 2010.

Summary of fourth quarter 2012 compared to corresponding quarter in 2011 – unaudited

Fourth quarter 2012 net income was $610 million, an increase of $18 million, or 3%, when compared to the same period in 2011, with diluted earnings per share rising 7% to $1.41.
The fourth-quarter 2011 figures include an item affecting the comparability of the results of operations. The 2011 figures include an income tax recovery of $11 million ($0.02 per basic or diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.
Foreign exchange fluctuations continued to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact of $9 million ($0.02 per basic or diluted share) to fourth-quarter 2012 net income.
Revenues for the fourth quarter of 2012 increased by $157 million, or 7%, to $2,534 million, when compared to the same period in 2011. The increase was attributable to higher freight volumes, due in part to modest improvements in North American and global economies and to the Company’s performance above market conditions in a number of segments; freight rate increases; and the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes. These gains were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.
Operating expenses for the fourth quarter of 2012 increased by $74 million, or 5%, to $1,612 million, when compared to the same period in 2011. The increase was primarily due to higher casualty and other expense, as well as increased expenses for purchased services and material. These factors were partly offset by lower labor and fringe benefits expense.
The operating ratio was 63.6% in the fourth quarter of 2012 compared to 64.7% in the fourth quarter of 2011, a 1.1-point improvement.

Management’s Discussion and Analysis U.S. GAAP

Summary of quarterly financial data – unaudited

In millions, except per share data
	2012 Quarters				2011 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$2,534	$2,497	$2,543	$2,346	$2,377	$2,307	$2,260	$2,084
Operating income	$922	$985	$985	$793	$839	$938	$874	$645
Net income	$610	$664	$631	$775	$592	$659	$538	$668

Basic earnings per share	$1.42	$1.53	$1.44	$1.76	$1.33	$1.47	$1.19	$1.46
Diluted earnings per share	$1.41	$1.52	$1.44	$1.75	$1.32	$1.46	$1.18	$1.45

Dividend declared per share	$0.375	$0.375	$0.375	$0.375	$0.325	$0.325	$0.325	$0.325

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2012 Quarters				2011 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Income tax recoveries (expenses) (1)	$-	$-	$(28)	$-	$11	$-	$(40)	$-
Gain on disposal of property (after-tax) (2) (3) (4)	-	-	-	252	-	38	-	254
Impact on net income	$-	$-	$(28)	$252	$11	$38	$(40)	$254

Impact on basic earnings per share	$-	$-	$(0.06)	$0.57	$0.02	$0.08	$(0.08)	$0.55
Impact on diluted earnings per share	$-	$-	$(0.06)	$0.57	$0.02	$0.08	$(0.08)	$0.55
(1)
Income tax recoveries (expenses) resulted mainly from the enactment of provincial and state corporate income tax rate changes and other legislated tax revisions in the U.S., the recapitalization of a foreign investment, and certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.

(2)	The Company sold the Bala-Oakville for $311 million. A gain on disposal of $281 million ($252 million after-tax) was recognized in Other income.
(3)	The Company sold substantially all of the assets of IC RailMarine for proceeds of $70 million. A gain on disposal of $60 million ($38 million after-tax) was recognized in Other income.
(4)	The Company sold the Lakeshore East for $299 million. A gain on disposal of $288 million ($254 million after-tax) was recognized in Other income.

Management’s Discussion and Analysis U.S. GAAP

Financial position

The tables on the following pages provide an analysis of the Company’s balance sheet as at December 31, 2012 as compared to 2011. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2012 and 2011, the foreign exchange rate was $0.9949 per US$1.00 and $1.0170 per US$1.00, respectively.

				Foreign exchange impact	Variance excluding foreign exchange	Explanation of variance, other than foreign exchange impact
In millions	As at December 31,	2012	2011
Total assets		$26,659	$26,026	$(235)	$868
Variance mainly due to:
Restricted cash and cash equivalents		$521	$499	$-	$22	Increase due to additional amounts pledged as collateral related to letters of credit issued .
Accounts receivable		$831	$820	$(7)	$18	Increase primarily due to higher revenues.
Deferred and receivable income taxes		$43	$122	$-	$(79)	Decrease primarily due to a reduction of income taxes receivable.
Properties		$24,541	$23,917	$(220)	$844	Increase due to gross property additions of $1,825 million, partly offset by depreciation of $923 million and other items of $58 million.
Intangible and other assets		$249	$261	$(2)	$(10)	Decrease primarily due to the reduction of various deferred assets and long-term receivables.
Total liabilities		$15,641	$15,346	$(231)	$526
Variance mainly due to:
Accounts payable and other		$1,626	$1,580	$(11)	$57
Increase due to higher income and other taxes of $167 million; partly offset by reductions in trade payables of $57 million, environmental provisions of $31 million, accrued interest of $18 million and other items of $4 million.

Deferred income taxes		$5,555	$5,333	$(71)	$293
Increase due to deferred income tax expense of $457 million recorded in net income, excluding recognized tax benefits, partly offset by a deferred income tax recovery of $127 million recorded in Other comprehensive loss and other items of $37 million.

Pension and other postretirement benefits, net of current portion		$784	$1,095	$(6)	$(305)	Decrease due to pension contributions of $833 million and pension income of $9 million adjusted for $123 million related to amortization components, partly offset by actuarial losses of $660 million.
Other liabilities and deferred credits		$776	$762	$(4)	$18	Increase primarily due to higher stock-based incentive liabilities.
Total long-term debt, including the current portion		$6,900	$6,576	$(140)	$464	Increase due to debt issuances of $2,354 million, capital lease additions of $94 million and other items of $17 million, partly offset by debt repayments of $2,001 million.

Management’s Discussion and Analysis U.S. GAAP

In millions	As at December 31,	2012	2011	Variance	Explanation of variance
Total shareholders’ equity		$11,018	$10,680	$338
Variance mainly due to:
	Common shares	$4,108	$4,141	$(33)	Decrease due to share repurchase programs of $161 million, partly offset by issuances of common shares of $128 million upon the exercise of stock options and other.
	Accumulated other comprehensive loss	$(3,257)	$(2,839)	$(418)
Change in comprehensive loss due to after-tax amounts of $396 million to recognize the funded status of the Company’s pension and other postretirement benefit plans and $22 million for foreign exchange losses.

	Retained earnings	$10,167	$9,378	$789	Increase due to current year net income of $2,680 million partly offset by share repurchase programs of $1,239 million and dividends paid of $652 million.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money markets and capital markets. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has a commercial paper program, which is backstopped by its revolving credit facility, expiring in May 2017. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs. See the section of this MD&A entitled Available financing arrangements for additional information.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and such deficits are not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2012 and December 31, 2011, the Company had cash and cash equivalents of $155 million and $101 million, respectively, restricted cash and cash equivalents of $521 million and $499 million, respectively, and a working capital deficit of $334 million and working capital of $133 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. See the section of this MD&A entitled Available financing arrangements for additional information. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Management’s Discussion and Analysis U.S. GAAP

  The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant. Currently, the Company does not have any immediate plans to repatriate funds held outside Canada as the cash flows currently generated within each of the Company's jurisdictions are sufficient to meet their respective financial obligations.

Operating activities

In millions	Year ended December 31,	2012	2011	Variance
Net cash receipts from customers and other		$9,877	$8,995	$882
Net cash payments for:
Employee services, suppliers and other expenses		(5,241)	(4,643)	(598)
Interest		(364)	(329)	(35)
Personal injury and other claims		(79)	(97)	18
Pensions		(844)	(468)	(376)
Income taxes		(289)	(482)	193
Net cash provided by operating activities		$3,060	$2,976	$84

Net cash receipts from customers and other increased mainly due to higher revenues. Payments for employee services, suppliers and other expenses increased principally due to higher payments for labor and fringe benefits and for purchased services and material.
Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the U.S. and are determined by actuarial valuations. Actuarial valuations are required on an annual basis both in Canada and the U.S. The latest actuarial valuation of the CN Pension Plan for funding purposes was conducted as at December 31, 2011 and indicated a funding excess on a going-concern basis of approximately $1.1 billion and a funding deficit on a solvency basis of approximately $1.3 billion. The Company’s next actuarial valuation required as at December 31, 2012 will be performed in 2013. This actuarial valuation is expected to identify a going- concern surplus of approximately $1.4 billion, while on a solvency basis a funding deficit of approximately $2.0 billion is expected due to the level of interest rates applicable during that measurement period. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years.
In anticipation of its future funding requirements, the Company made voluntary contributions of $700 million in 2012 and $350 million in 2011 in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. These voluntary contributions can be treated as a prepayment against its required special solvency payments. As at December 31, 2012, the Company has $785 million of accumulated prepayments which remain available to offset deficit payments. The Company expects to use approximately $415 million of these prepayments to satisfy its 2013 required solvency deficit payment. Since 2010, the Company has made total voluntary contributions of $1.4 billion.
The Company continuously monitors the various economic elements that affect the level of contribution it considers necessary to maintain the financial health of its various pension plans. The Company’s cash contributions for 2013 are expected to be in the range of $135 million to $335 million, including a potential voluntary contribution of up to $200 million, for all the Company’s pension plans.
Net income tax payments decreased mainly due to a reduction in the required installments for the 2012 fiscal year and no required final payment for the 2011 fiscal year typically due in the first quarter of 2012. This reduction was primarily caused by the Company's voluntary contribution to the CN Pension Plan made in the first quarter of 2012. In 2013, net income tax payments are expected to be approximately $850 million.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2013 funding obligations.

Management’s Discussion and Analysis U.S. GAAP

Investing activities

In millions	Year ended December 31,	2012	2011	Variance
Net cash used in investing activities		$1,421	$1,729	$308

The Company’s investing activities in 2012 included property additions of $1,731 million, an increase of $106 million when compared to 2011, and cash proceeds of $311 million from the disposal of the Bala-Oakville. Investing activities in 2011 included restricted cash and cash equivalents of $499 million related to the Company’s bilateral letter of credit facilities and cash proceeds of $369 million from the disposal of property of which $70 million was from the disposition of substantially all of the assets of IC RailMarine and $299 million was from the disposition of the Lakeshore East. See the section of this MD&A entitled Disposal of property.
The following table details property additions for the years ended December 31, 2012 and 2011:

In millions	Year ended December 31,	2012	2011
Track and roadway		$1,351	$1,185
Rolling stock		206	195
Buildings		66	72
Information technology		125	135
Other		77	125
Gross property additions		1,825	1,712
Less: Capital leases (1)		94	87
Property additions		$1,731	$1,625
(1)	During 2012, the Company recorded $94 million in assets it acquired through equipment leases ($87 million in 2011), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.
Expenditures are generally capitalized if they meet a minimum level of activity, extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. For Track and roadway properties, expenditures to replace and/or upgrade the basic track infrastructure are generally planned and programmed in advance and carried out by the Company’s engineering workforce. In both 2012 and 2011, approximately 90% of the Track and roadway capital expenditures were incurred to renew the basic track infrastructure.
Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. In 2012, approximately 20% of the Company’s total operating expenses were for such expenditures (approximately 20% in both 2011 and 2010). For Track and roadway properties, normal repairs and maintenance include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track structure.
For 2013, the Company expects to invest approximately $1.9 billion for its capital programs, of which over $1.0 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network. Implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 will amount to approximately US$220 million, of which approximately US$40 million has been spent at the end of 2012, with the remainder to be spent over the next three years.

Management’s Discussion and Analysis U.S. GAAP

Free cash flow

The Company generated $1,006 million of free cash flow for the year ended December 31, 2012, compared to $1,175 million in 2011. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2012	2011

Net cash provided by operating activities		$3,060	$2,976
Net cash used in investing activities		(1,421)	(1,729)
Net cash provided before financing activities		1,639	1,247

Adjustments:
Dividends paid		(652)	(585)
Change in restricted cash and cash equivalents		22	499
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents		(3)	14
Free cash flow		$1,006	$1,175

Financing activities

In millions	Year ended December 31,	2012	2011	Variance
Net cash used in financing activities		$1,582	$1,650	$68

In 2012, the Company issued $1,861 million of commercial paper and made repayments of debt totaling $2,001 million related to the Company’s commercial paper and capital lease obligations. In November 2012, under its shelf prospectus and registration statement, the Company issued US$250 million (C$249 million) 2.25% Notes due 2022 and US$250 million (C$249 million) 3.50% Notes due 2042 in the U.S. capital markets, which resulted in net proceeds of US$494 million (C$493 million), intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness. In 2011, the Company issued $659 million of commercial paper. Issuances in 2011 also included US$300 million (C$305 million) 1.45% Notes due 2016 and US$400 million (C$407 million) 2.85% Notes due 2021 issued in the U.S. capital markets which resulted in net proceeds of US$691 million (C$702 million). A portion of the proceeds was used to repay all of its then outstanding commercial paper and for general purposes, including the partial financing of its share repurchase program. Also in 2011, the Company, through a wholly-owned subsidiary, repurchased 76% of the 6.38% Notes due in October 2011 with a carrying value of US$303 million pursuant to a tender offer for a total cost of US$304 million. The remaining 24% of the 6.38% Notes with a carrying value of US$97 million were repaid upon maturity. In 2011, repayments of debt totaling $1,083 million related to the Company’s repayment of notes, commercial paper and capital lease obligations.
Cash received from stock options exercised during 2012 and 2011 was $101 million and $68 million, respectively, and the related tax benefit realized upon exercise was $16 million and $9 million, respectively.
In 2012, the Company repurchased a total of 16.9 million common shares for $1,400 million (weighted-average price of $82.73 per share) under its share repurchase programs. In 2011, the Company repurchased a total of 19.9 million common shares for $1,420 million (weighted-average price of $71.33 per share) under its share repurchase programs. See the section of this MD&A entitled Common shares for the activity under the 2012 share repurchase programs, as well as the share repurchase programs of the prior years.
During 2012, the Company paid quarterly dividends of $0.375 per share amounting to $652 million, compared to $585 million, at the rate of $0.325 per share, in 2011.

Management’s Discussion and Analysis U.S. GAAP

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	December 31,	2012	2011
Debt-to-total capitalization ratio (1)		38.5%	38.1%
Add: Present value of operating lease commitments (2)		1.9%	1.9%
Adjusted debt-to-total capitalization ratio		40.4%	40.0%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Year ended December 31,	2012	2011
Debt		$6,900	$6,576
Add: Present value of operating lease commitments (2)		559	542
Adjusted debt		7,459	7,118

Operating income		3,685	3,296
Add: Depreciation and amortization		924	884
EBITDA (excluding Other income)		4,609	4,180
Add: Deemed interest on operating leases		29	30
Adjusted EBITDA		$4,638	$4,210

Adjusted debt-to-adjusted EBITDA		1.61 times	1.69 times
(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2012, as compared to 2011, was mainly due to net debt issuances. Higher operating income earned during 2012, partially offset by an increased debt level as at December 31, 2012, resulted in an improvement in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to 2011.

Available financing arrangements

Revolving credit facility
On May 6, 2011, the Company entered into an $800 million four-year revolving credit facility agreement with a consortium of lenders. On March 23, 2012, the agreement was amended to extend the term to May 5, 2017. The agreement, which contains customary terms and conditions, allows for increases in the facility amount, up to a maximum of $1,300 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at December 31, 2012, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2011).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2012, the Company had no borrowings of commercial paper ($82 million (US$81 million) at a weighted-average interest rate of 0.20% as at December 31, 2011) presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Management’s Discussion and Analysis U.S. GAAP

Bilateral letter of credit facilities and Restricted cash and cash equivalents
On April 29, 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 23, 2012, the agreements were amended to extend the maturity by one year to April 28, 2015 and an additional letter of credit agreement was signed with an additional bank. Under these agreements as amended, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2012, the Company had letters of credit drawn of $551 million ($499 million as at December 31, 2011) from a total committed amount of $562 million ($520 million as at December 31, 2011) with the various banks. As at December 31, 2012, cash and cash equivalents of $521 million ($499 million as at December 31, 2011) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Accounts receivable securitization program
On December 20, 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of freight receivables to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes.
Upon commencement of the program in 2013, the Company will account for the securitization program as secured borrowing. Upon transfers of receivables, an equivalent amount will be reflected as Long-term debt on the Consolidated Balance Sheet.

Shelf prospectus
As at December 31, 2012, the Company had used $1.2 billion (US$1.2 billion) of its current shelf prospectus filed with Canadian securities regulators and its registration statement filed with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to $2.5 billion of debt securities in the Canadian and U.S. markets. The shelf prospectus expires December 2013. Access to capital markets under the shelf is dependent on market conditions at the time of pricing.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Management’s Discussion and Analysis U.S. GAAP

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2012:

In millions	Total	2013	2014	2015	2016	2017	2018 & thereafter
Debt obligations (1)	$5,917	$398	$320	$-	$545	$246	$4,408
Interest on debt obligations	4,929	309	292	284	277	265	3,502
Capital lease obligations (2)	1,232	219	268	109	296	144	196
Operating lease obligations (3)	676	134	103	83	61	49	246
Purchase obligations (4)	735	444	235	51	2	1	2
Pension contributions (5)	1,284	-	42	414	414	414	-
Other long-term liabilities reflected on
the balance sheet (6)	807	55	63	56	40	38	555
Other commitments (7)	280	50	115	115	-	-	-
Total obligations	$15,860	$1,609	$1,438	$1,112	$1,635	$1,157	$8,909

(1)
Presented net of unamortized discounts, of which $834 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $983 million which are included in “Capital lease obligations.”

(2)	Includes $983 million of minimum lease payments and $249 million of imputed interest at rates ranging from 0.7% to 8.5%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
The Company’s pension contributions are based on actuarial funding valuations. The estimated minimum required payments for pension contributions, excluding current service cost, are based on actuarial funding valuations as at December 31, 2011 that were performed in 2012. As a result of the voluntary contributions made by the Company in 2011 and 2012 of $350 million and $700 million, respectively, mainly for the Company’s main pension plan, the CN Pension Plan, there are no minimum required payments for pension contributions, excluding current service cost required for 2013. Actuarial valuations are required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. See the section of this MD&A entitled Critical accounting policies – Pensions and other postretirement benefits as well as the section entitled Business risks, Other risks – Pensions.

(6)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

(7)
The Company has remaining estimated commitments in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company of approximately $100 million (US$100 million) to be spent over the next few years for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns. The commitment for the grade separation projects is based on estimated costs provided by the Surface Transportation Board (STB) at the time of acquisition and could be subject to adjustment. In addition, remaining implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are estimated to be approximately $180 million (US$180 million).

For 2013 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Management’s Discussion and Analysis U.S. GAAP

Disposal of property

2012
Bala-Oakville
On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2011
IC RailMarine
On August 1, 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (“IC RailMarine”), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), for cash proceeds of $70 million (US$73 million) before transaction costs. IC RailMarine is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the IC RailMarine transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

Lakeshore East
On March 24, 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2010
Oakville subdivision
On March 29, 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Oakville subdivision”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow at the time of disposal and was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Oakville subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 16 – Major commitments and contingencies to the Company’s 2012 Annual Consolidated Financial Statements.

Management’s Discussion and Analysis U.S. GAAP

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2012 Annual Consolidated Financial Statements. The following table provides the total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2012, 2011 and 2010:

In millions	Year ended December 31,	2012	2011	2010
Cash settled awards
Restricted share unit plan		$76	$81	$77
Voluntary Incentive Deferral Plan		19	21	18
		95	102	95

Stock option awards		10	10	9
Total stock-based compensation expense		$105	$112	$104

Tax benefit recognized in income		$25	$24	$27

Financial instruments

In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2012, the Company did not have any significant derivative financial instruments outstanding. See Note 17 – Financial instruments to the Company’s 2012 Annual Consolidated Financial Statements for a discussion of such risks.

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company’s domestic jurisdiction, tax installments in a given year are generally based on the prior year’s pretax income whereas in the U.S., the Company’s predominate foreign jurisdiction, they are based on forecasted taxable income of that year.
In 2012, net income tax payments to Canadian tax authorities were $138 million ($360 million in 2011) and net income tax payments to U.S. tax authorities were $151 million ($122 million in 2011). For the 2013 fiscal year, the Company’s net income tax payments are expected to be approximately $850 million. Net income tax payments for 2012 and 2013 include the impact of recent changes in tax laws. In 2012, U.S. tax payments reflected the allowable 50% accelerated depreciation pursuant to the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010. In 2013, U.S. tax payments will reflect the American Taxpayer Relief Act of 2012 which extended the allowable 50% accelerated depreciation and the Railroad Track Maintenance Credit until the end of 2013.
See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statement.

Management’s Discussion and Analysis U.S. GAAP

Common shares

Share repurchase programs
On October 24, 2011, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 16.7 million common shares under this share repurchase program.
On October 22, 2012, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
The following table provides the activity under such share repurchase programs as well as the share repurchase programs of the prior years:

In millions, except per share data	Year ended December 31,	2012	2011	2010

October 2012 - October 2013 program
Number of common shares (1)		3.6	N/A	N/A
Weighted-average price per share (2)		$84.23	N/A	N/A
Amount of repurchase		$305	N/A	N/A

October 2011 - October 2012 program
Number of common shares (1)		13.3	3.4	N/A
Weighted-average price per share (2)		$82.32	$75.08	N/A
Amount of repurchase		$1,095	$256	N/A

January 2011 - December 2011 program
Number of common shares (1)		N/A	16.5	N/A
Weighted-average price per share (2)		N/A	$70.56	N/A
Amount of repurchase		N/A	$1,164	N/A

January 2010 - December 2010 program
Number of common shares (1)		N/A	N/A	15.0
Weighted-average price per share (2)		N/A	N/A	$60.86
Amount of repurchase		N/A	N/A	$913

Total for the year
Number of common shares (1)		16.9	19.9	15.0
Weighted-average price per share (2)		$82.73	$71.33	$60.86
Amount of repurchase		$1,400	$1,420	$913
(1)
Includes common shares purchased in the first and fourth quarters of 2012 and 2011 and in the second and third quarters of 2010 pursuant to private agreements between the Company and arm‘s-length third-party sellers.

(2) Includes brokerage fees.

Outstanding share data
As at February 1, 2013, the Company had 427.3 million common shares and 4.5 million stock options outstanding.

Management’s Discussion and Analysis U.S. GAAP

Recent accounting pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, giving companies the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income in the statement of changes in shareholders’ equity. ASU 2011-05 also requires reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income (OCI) to be separately disclosed on the face of the financial statements. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income, which deferred the effective date to present reclassification adjustments in net income. The effective date of the deferral is consistent with the effective date of ASU 2011-05 which becomes effective for fiscal years beginning on or after December 15, 2011. The FASB is re-evaluating the requirements, with a final decision expected in the first quarter of 2013. The Company has adopted the currently effective requirements of these ASUs.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement-Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements. The update includes two types of amendments; those that clarify the application of existing fair value measurement and disclosure requirements and those that change a principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for the Company beginning January 1, 2012 and did not have a significant impact on the Company’s consolidated financial statements.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants required all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows SEC issuers, as defined by the SEC, such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company decided not to report under IFRS and continues to report under U.S. GAAP. The SEC is currently evaluating the implications of incorporating IFRS into the U.S. financial reporting system. Should the SEC decide it will move forward, the Company will convert its reporting to IFRS when required.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s 2012 Annual Consolidated Financial Statements and Notes thereto.
Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Management’s Discussion and Analysis U.S. GAAP

Proceedings against former CEO
In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the RSU payout of approximately $18 million, the $1.5 million annual retirement benefit, and other benefits (collectively the “Benefits”) otherwise due to its former CEO, after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. The Company‘s determination was based on certain facts, including the former CEO’s active participation in concert with the largest shareholder of the Company’s major competitor in Canada for the express purpose of installing the former CEO as Chief Executive Officer of the competitor; the former CEO’s admission that he has taken a personal $5 million stock position in the competitor; and statements by the former CEO and the largest shareholder to the effect that the former CEO has developed a strategic plan for the operation of the Company’s competitor to make it a stronger competitor to the Company; the Company reasonably believes that any such strategic plan would necessarily draw upon the Company’s confidential information, which would constitute a clear and material breach of the former CEO’s employment agreement. The Company has filed legal proceedings in the United States District Court for the Northern District of Illinois seeking, among other things, a declaration that the Company’s termination of the Benefits is valid. On June 28, 2012, the former CEO was named President and CEO and a member of the Board of Directors of the Company’s major competitor in Canada.

On December 21, 2012, the former CEO filed amended counterclaims and affirmative defenses in the United States District Court for the Northern District of Illinois to CN’s amended claims in which the former CEO claims that CN failed to pay monthly retirement benefit installments due through June 28, 2012, the date on which the former CEO entered into an executive employment agreement with the Company’s major competitor in Canada. The counterclaims seek affirmative damages from the Company. The Company believes it has strong defenses and is vigorously defending those claims, but in any event, the Company believes the potential liability on the claims is not material. In addition, the former CEO made binding judicial admissions in these court documents that he was not entitled to retirement benefits beyond June 28, 2012. As such, the Company, without prejudice, has recorded a settlement gain of $20 million from the termination of the former CEO’s retirement benefit plan for the period beyond June 28, 2012 which is partially offset by the recognition of past accumulated actuarial losses of $4 million.

The Company, without prejudice, has not recorded a gain of approximately $18 million from the cancellation of the former CEO’s RSU payout and a settlement gain of $0.7 million associated with the former CEO’s 2012 retirement benefit liability through June 28, 2012 pending a final resolution of the legal proceedings. The Company is also seeking to recover $3 million of retirement benefits paid to the former CEO as the Company believes that the former CEO has failed to fulfill the terms of his employment agreement as well as reasonable legal fees and other costs. The Company has not recognized the recovery of these amounts.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
     In 2012, the Company recorded an $18 million increase to its provision for personal injuries and other claims as a result of a comprehensive actuarial study for employee injury claims as well as various other legal claims.
As at December 31, 2012, 2011 and 2010, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2012	2011	2010
Balance January 1	$199	$200	$178
Accruals and other	55	31	59
Payments	(45)	(32)	(37)
Balance December 31	$209	$199	$200

Current portion - Balance December 31	$39	$39	$39

Management’s Discussion and Analysis U.S. GAAP

  Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations.
For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.
In 2012, the Company recorded a $7 million increase to its provision for U.S. personal injury and other claims attributable to non-occupational disease and third-party claims, which was offset by a $6 million net reduction mainly attributable to occupational disease claims pursuant to the 2012 external actuarial studies. In previous years, external actuarial studies reflecting favorable claims development have supported net reductions to the Company’s provision for U.S. personal injury and other claims of $6 million and $19 million in 2011 and 2010, respectively. The previous years’ reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.
As at December 31, 2012, 2011 and 2010, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2012	2011	2010
Balance January 1	$111	$146	$166
Accruals and other	28	30	7
Payments	(34)	(65)	(27)
Balance December 31	$105	$111	$146

Current portion - Balance December 31	$43	$45	$44

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate would result in an increase or decrease of approximately $2 million in the liability recorded for unasserted asbestos claims.

Management’s Discussion and Analysis U.S. GAAP

Environmental matters
Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at December 31, 2012, 2011 and 2010, the Company's provision for specific environmental sites was as follows:

In millions	2012	2011	2010
Balance January 1	$152	$150	$103
Accruals and other	(5)	17	67
Payments	(24)	(15)	(20)
Balance December 31	$123	$152	$150

Current portion - Balance December 31	$31	$63	$34

The Company anticipates that the majority of the liability at December 31, 2012 will be paid out over the next five years. However, some costs may be paid out over a longer period. The Company expects to partly recover certain accrued remediation costs associated with alleged contamination and has recorded a receivable in Intangible and other assets for such recoverable amounts. Based on the information currently available, the Company considers its provisions to be adequate.
As of December 31, 2012, most of the Company’s properties have reached the final assessment stage; therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years.

Management’s Discussion and Analysis U.S. GAAP

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses for environmental matters amounted to $16 million in 2012, $4 million in 2011 and $23 million in 2010. For 2013, the Company expects to incur operating expenses relating to environmental matters in the same range as 2012. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $13 million in 2012, $11 million in 2011 and $14 million in 2010. For 2013, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2012.

Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

Management’s Discussion and Analysis U.S. GAAP

  For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual service lives differing from the Company’s estimates.
A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite service life of the Company’s fixed asset base would impact annual depreciation expense by approximately $25 million.
Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. The Company has undertaken depreciation studies of its Canadian and U.S. track and roadway properties and expects to finalize these studies by the first quarter of 2013.
In 2012, the Company recorded total depreciation expense of $923 million ($883 million in 2011 and $833 million in 2010). At December 31, 2012, the Company had Properties of $24,541 million, net of accumulated depreciation of $10,181 million ($23,917 million in 2011, net of accumulated depreciation of $9,904 million). Additional disclosures are provided in Note 4 – Properties to the Company’s 2012 Annual Consolidated Financial Statements.
U.S. generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits
The Company’s plans have a measurement date of December 31. The following table shows the Company’s pension liability and other postretirement benefits liability at December 31, 2012 and December 31, 2011:

In millions	December 31,	2012	2011
Pension liability		$524	$829
Other postretirement benefits liability		$277	$284

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)
The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB Accounting Standards Codification 715 “Compensation – Retirement Benefits.” Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.
In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

Management’s Discussion and Analysis U.S. GAAP

  For the years ended December 31, 2012, 2011 and 2010, the consolidated net period benefit cost (income) for pensions and other postretirement benefits were as follows.

In millions	Year ended December 31,	2012	2011	2010
Net periodic benefit cost (income) for pensions		$(9)	$(80)	$(70)
Net periodic benefit cost for other postretirement benefits		$14	$19	$18

At December 31, 2012 and 2011, the projected pension benefit obligation and accumulated other postretirement benefit obligation (APBO) were as follows:

In millions	December 31,	2012	2011
Projected pension benefit obligation		$16,335	$15,548
Accumulated other postretirement benefit obligation		$277	$284

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short-term maturities and a projected AA corporate curve for longer term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 4.15%, based on bond yields prevailing at December 31, 2012 (4.84% at December 31, 2011) was considered appropriate by the Company to match the approximately 11-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately ten years.
The Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold. For the year ended December 31, 2012, the Company amortized a net actuarial loss of $119 million related to the accumulated actuarial losses of its pension plans as part of net periodic benefit cost. The Company also recognized $8 million of actuarial losses related to settlements in its various pension plans, and recorded a net actuarial loss of $671 million on its pension plans increasing the net actuarial loss recognized in Accumulated other comprehensive loss to $3,264 million ($2,720 million in 2011). The increase in the net actuarial loss was primarily due to the negative liability experience resulting from the decrease in the discount rate from 4.84% to 4.15%, partly offset by the difference in the actual and expected return on plan assets for the year ended December 31, 2012.
For the year ended December 31, 2012, a 0.25% decrease in the 4.15% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $490 million to the funded status for pensions and an increase of approximately $30 million to the 2013 net periodic benefit cost. A 0.25% increase in the discount rate would have resulted in an increase of approximately $470 million to the funded status for pensions and a decrease of approximately $30 million to the 2013 net periodic benefit cost.

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2012, the Company used a long-term rate of return assumption of 7.25% on the market-related value of plan assets to compute net periodic benefit cost. Effective January 1, 2013, the Company will reduce the expected long-term rate of return on plan assets from 7.25% to 7.00% to reflect management’s current view of long-term investment returns. The effect of this change in management’s assumption will be to increase 2013 net periodic benefit cost by approximately $20 million. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the

Management’s Discussion and Analysis U.S. GAAP

CN Pension Plan at December 31, 2012 was above the market-related value of assets by $698 million, the Company’s expected return on plan assets for 2013 would increase by approximately $50 million.
The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The target long-term asset mix in 2012 was: 2% cash and short-term investments, 38% bonds, 47% equities, 4% real estate, 5% oil and gas and 4% infrastructure assets.
Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.
The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2012, the CN Pension Plan earned an annual average rate of return of 7.42%.
The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2012	2011	2010	2009	2008
Actual	7.7%	0.3%	8.7%	10.8%	(11.0%)
Market-related value	2.3%	3.0%	4.8%	6.5%	7.8%
Expected	7.25%	7.50%	7.75%	7.75%	8.00%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $85 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost for pensions for 2013
In 2013, the Company expects a net periodic benefit cost in the range of $100 million to $115 million for all its defined benefit pension plans. The unfavorable variance compared to 2012 is mainly the result of an increase in the amortization of actuarial losses due to a decrease in the discount rate used from 4.84% to 4.15% as well as a decrease in the expected rate of return from 7.25% to 7.00%, partly offset by lower interest costs.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2012, excluding the economic exposure of derivatives, the assets of the Company’s various plans are comprised of 4% in cash and short-term investments, 27% in bonds, 1% in mortgages, 41% in equities, 2% in real estate assets, 8% in oil and gas, 4% in infrastructure, 9% in absolute return investments, and 4% in risk-based allocation investments. See Note 11 - Pensions and other postretirement benefits to the Company’s 2012 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.
A significant portion of the plans’ assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Management’s Discussion and Analysis U.S. GAAP

Rate of compensation increase and health care cost trend rate
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2012, a rate of compensation increase of 3.00% and 3.25% was used to determine the projected benefit obligation and the net periodic benefit cost, respectively.
For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 8% in 2012, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.
For the year ended December 31, 2012, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans
For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries (CIA) for all of the Canadian defined benefit pension plans. The Company’s funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI.
The latest actuarial valuation of the CN Pension Plan for funding purposes was conducted as at December 31, 2011 and indicated a funding excess on a going-concern basis of approximately $1.1 billion and a funding deficit on a solvency basis of approximately $1.3 billion. The Company’s next actuarial valuation required as at December 31, 2012 will be performed in 2013. This actuarial valuation is expected to identify a going-concern surplus of approximately $1.4 billion, while on a solvency basis a funding deficit of approximately $2.0 billion is expected due to the level of interest rates applicable during that measurement period. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.
In 2012, in anticipation of its future funding requirements, the Company made voluntary contributions of $700 million in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. These contributions can be treated as a prepayment against its required special solvency payments. As at December 31, 2012, the Company had $785 million of accumulated prepayments which remain available to offset future required solvency deficit payments. The Company expects to use approximately $415 million of these prepayments to satisfy its 2013 required solvency deficit payment. As a result, the Company’s cash contributions for 2013 are expected to be in the range of $135 million to $335 million, including a potential voluntary contribution of up to $200 million, for all the Company’s pension plans. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2013 funding obligations.
Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company’s future contributions.

Management’s Discussion and Analysis U.S. GAAP

Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

			BC Rail Ltd Pension Plan	U.S. and other plans
In millions	December 31, 2012	CN Pension Plan			Total

Plan assets by category
Cash and short-term investments		$582	$22	$11	$615
Bonds		4,017	174	84	4,275
Mortgages		129	4	-	133
Equities		6,129	195	99	6,423
Real estate		268	10	1	279
Oil and gas		1,289	45	5	1,339
Infrastructure		654	23	2	679
Absolute return		1,430	46	5	1,481
Risk-based allocation		566	18	2	586
Other (1)		(22)	13	10	1
Total plan assets		$15,042	$550	$219	$15,811

Projected benefit obligation at end of year		$15,247	$548	$540	$16,335
Company contributions in 2012		$784	$16	$33	$833
Employee contributions in 2012		$55	$-	$-	$55
(1)	Other consists of net operating assets required to administer the trust funds’ investment assets and the plans’ benefit and funding activities.

Additional disclosures are provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2012 Annual Consolidated Financial Statements.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities including the available carryback and carryforward periods, projected future taxable income, and tax planning strategies in making this assessment. As at December 31, 2012, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.2 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets.
In addition, Canadian or domestic tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2012, the total amount of gross unrecognized tax benefits was $36 million before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2012 was $30 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2012 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $16 million of the net unrecognized tax benefits as at December 31, 2012 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve

Management’s Discussion and Analysis U.S. GAAP

months as a result of settlements and a lapse of the applicable statute of limitations. In Canada, the Company’s federal and provincial income tax returns filed for the years 2007 to 2011 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for 2008 is currently in progress and is expected to be completed during 2013. Examinations on specific tax positions taken for federal and provincial income tax returns for the 2007 year are currently in progress and are also expected to be completed during 2013. In the U.S., the federal income tax returns filed for the years 2007 as well as 2009 to 2011 remain subject to examination by the taxation authorities, and the state income tax returns filed for the years 2008 to 2011 remain subject to examination by the taxation authorities. Examinations of various state income tax returns by the state taxation authorities are currently in progress, including two additional state examinations commenced in 2012. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.
The Company’s deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $37 million in 2012.
From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2012 and 2011 and resulted in an income tax expense of $35 million and a net income tax expense of $40 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.
For the year ended December 31, 2012, the Company recorded total income tax expense of $978 million, of which $451 million was a deferred income tax expense and included a net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. For the year ended December 31, 2011, the Company recorded total income tax expense of $899 million, of which $531 million of the reported income tax expense was for deferred income taxes, and included a $40 million net income tax expense resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions that was partly offset by an income tax recovery of $11 million relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. For the year ended December 31, 2010, the Company recorded total income tax expense of $772 million, of which $418 million of the reported income tax expense was for deferred income taxes. The Company’s net deferred income tax liability at December 31, 2012 was $5,512 million ($5,287 million at December 31, 2011). Additional disclosures are provided in Note 13 – Income taxes to the Company’s 2012 Annual Consolidated Financial Statements.

Management’s Discussion and Analysis U.S. GAAP

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible

Management’s Discussion and Analysis U.S. GAAP

parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2012, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at December 31, 2012, CN employed a total of 16,092 employees in Canada, of which 11,948 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.
On January 27, 2012, the tentative agreement reached on December 12, 2011 between CN and Teamsters Canada Rail Conference (TCRC) covering approximately 1,500 locomotive engineers was ratified. The new collective agreement will expire on December 31, 2014.
On February 8, 2012, the tentative agreement reached on December 15, 2011 between CN and the United Steelworkers (USW) covering approximately 2,900 track maintenance employees was ratified. The new collective agreement will expire on December 31, 2014.
On May 28, 2012, the tentative agreement reached on April 11, 2012 between CN and the TCRC covering approximately 200 rail traffic controllers was ratified. The new collective agreement will expire on December 31, 2014.
On January 31, 2013, the tentative agreement reached on December 21, 2012 between CN and the International Brotherhood of Electrical Workers (IBEW), covering approximately 700 signal and communications employees was ratified. The new collective agreement will expire on December 31, 2016.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at December 31, 2012, CN employed a total of 7,338 employees in the U.S., of which 5,752 were unionized employees.
As of February 1, 2013, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Railroad Company (ICRR), companies owned by Wisconsin Central Transportation Corporation (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, ranging from 2010 to 2016, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Some of these agreements are currently under renegotiation.
In conjunction with a notice of exemption filed with the STB allowing for the intra-corporate merger of Elgin, Joliet and Eastern Railway Company (EJ&E) and WC, the Company has served notice to unions representing train and engine service employees on those properties to consolidate the collective agreements. As of August 30, 2012, CN reached tentative agreements with the United Transportation Union (UTU) and the Brotherhood of Locomotive Engineers and Trainmen (BLET) to complete the consolidation of the collective agreements covering all impacted train and engine employees. Ratification of both of these agreements was completed on October 7, 2012. Effective with the

Management’s Discussion and Analysis U.S. GAAP

closing of the EJ&E and WC merger on January 1, 2013, train and engine service employees of the former EJ&E are now governed by the terms of the WC collective agreements and the former EJ&E collective agreements cease to exist.
The WC rail traffic controllers (RTCs) ratified their first collective agreement on February 29, 2012, which led to an Implementing Agreement that combined the WC, ICRR and GTW RTC’s under one collective agreement in the centralized Rail Traffic Control Center in Homewood, Illinois.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, ICRR, WC, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency under the Canada Transportation Act (CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On December 11, 2012, the Government introduced Bill C-52 which gives shippers a right to an agreement respecting the level of service to be provided by a railway company. The Bill also sets out a process by which the level of service to be provided by the railway company can be established through an arbitration process in the event that the parties cannot reach agreement through their own commercial negotiations. However, the arbitration process will not be available to a shipper in respect of a matter that is governed by a written agreement between the shipper and the railway company or in respect of traffic that is subject to a decision issued under the final arbitration process.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. On May 23, 2012, the Company filed with the STB a notice of exemption for the intra-corporate merger of EJ&E into WC. The notice became effective on June 22, 2012 and the Company consummated the merger effective January 1, 2013.
The STB has undertaken proceedings in a number of areas recently on rail issues. On February 24, 2011, the STB held a hearing to review the commodities and forms of service currently exempt from STB regulation and is considering the comments on these matters and may take further action. On May 7, 2012, the STB proposed new regulations concerning the liability of third parties for rail car demurrage providing that any person receiving rail cars from a carrier for loading or unloading who detains the cars beyond a specified period of time may be held liable for demurrage if that person has actual notice of the carrier’s demurrage tariff providing for such liability prior to the carrier’s placement of the cars. On July 25, 2012, following hearings in June 2011 on the state of competition in the railroad industry, the STB commenced a proceeding to evaluate a proposal made by the National Industrial Transportation League for competitive switching. In a first phase, the STB has asked parties to submit a wide variety of data to assess the scope and potential impact of the proposal. Also on July

Management’s Discussion and Analysis U.S. GAAP

25, 2012, the STB issued a notice of proposed rulemaking to raise relief caps and remove certain other limitations for rate complaints brought under its simplified rate guidelines.
As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Compliance with this mandate began with the third quarter of 2010 and is governed by performance metrics and standards jointly issued by the FRA and Amtrak on May 12, 2010. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a petition with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN’s ICRR and GTW lines. On March 9, 2012, CN responded and on March 27, 2012, Amtrak and CN filed a joint motion requesting the STB to hold the proceedings in abeyance in order to enter into a STB-supervised mediation. The STB appointed a mediator for the matter on April 10, 2012, and ordered the proceedings held in abeyance until October 4, 2012 when the mediation ended and the proceedings resumed. The Company is also participating in a railroad industry challenge to the constitutionality of the joint FRA/Amtrak performance metrics and standards. On May 31, 2012, the U.S. District Court in Washington D.C. upheld PRIIA’s constitutionality over the industry’s challenge. The decision was appealed to the U.S. Court of Appeals for the D.C. Circuit. Briefing is complete and the Court will hear oral arguments on February 19, 2013.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. Broad legislation to modify economic regulation of the rail industry (S. 158) and legislation to repeal the rail industry’s limited antitrust exemptions (S. 49) were introduced in 2011 in the Senate. S. 49 has also been approved by the Senate Judiciary Committee and there is no assurance that this or similar legislation will not progress through the legislative process in 2013 or in future years.
The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see Contractual obligations section of this MD&A). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company estimates its total remaining commitment related to the acquisition to be approximately $100 million (US$100 million). The commitment for the grade separation projects is based on estimated costs provided by the STB at the time of acquisition and could be subject to adjustment.
The STB also imposed a five-year monitoring and oversight condition, subsequently extended to six years, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. On November 8, 2012, the STB denied the request of the Village of Barrington, IL, that the STB impose additional mitigation that would require CN to fund the full cost of a grade separation at a location along the EJ&E line in Barrington. On December 26, 2012, the Village appealed the STB’s decision to the U.S. Court of Appeals for the D.C. Circuit. A first oversight audit of the Company’s EJ&E’s operational and environmental reporting was completed in April 2010, and after public comment was finalized by the STB in December 2010. In December 2011, the STB directed a second oversight audit that commenced on February 17, 2012, that audit was completed on April 30, 2012, and released publicly by the STB on June 18, 2012.
The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on the Company’s Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the USCG on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator participated in this rulemaking proceeding. The USCG published its final rule in this proceeding on March 23, 2012. At present, vessels operating on the Great Lakes are not covered by the final rule, but expansion of the new requirements at some time in the future is possible.

Management’s Discussion and Analysis U.S. GAAP

On November 8, 2011, the Federal Maritime Commission (FMC), which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. The Company filed comments in this proceeding on January 9, 2012. In July 2012, the FMC issued its study, which found that carriers shipping cargo through Canadian or Mexican ports violate no U.S. law, treaty, agreement, or FMC regulation. The report stated, however, that the HMT is one of many factors affecting the increased use of foreign ports for cargo bound for U.S. destinations and that amendment of the current HMT structure should be considered so as to assist U.S. seaports.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation – Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act. The Standing Committee on Transport and Infrastructure completed its study of Bill C-33, but the Bill died on the Order Paper when Parliament was dissolved in March 2011. On October 6, 2011, the Government tabled Bill S-4 which included essentially the same provisions as those that were in Bill C-33. Bill S-4 received Royal Assent on May 17, 2012 and will come into force on May 1, 2013.

Safety regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation of PTC in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. Total implementation costs associated with PTC are estimated to be US$220 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and is working with the FRA to ensure that its operations conform to the law’s requirements.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

Management’s Discussion and Analysis U.S. GAAP

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic inhalation hazard materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport toxic inhalation hazard materials and to limit the operating conditions of such cars.

(iv) In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Radio communications
The Company uses radios for a variety of operational purposes. Licenses for these activities, as well as the transfer or assignment of these licenses, require authorization of the Federal Communications Commission (FCC). The Company uncovered a number of instances where such authorization was not obtained and disclosed those instances to the FCC on a voluntary basis. The Company is undertaking a number of corrective actions with the FCC to address the situation, the whole without prejudice to a future FCC enforcement action and the imposition of fines.

Management’s Discussion and Analysis U.S. GAAP

Other risks

Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pensions
Overall returns in the capital markets and the level of interest rates affect the funded status of the Company's defined benefit pension plans.
For accounting purposes, the funded status of all pension plans is calculated at the measurement date, which for the Company is December 31, using generally accepted accounting principles. Adverse changes with respect to pension plan returns and the level of interest rates from the last measurement date may have a material adverse effect on the funded status and significantly impact future pension expense.
For funding purposes, the funded status of the Canadian pension plans is calculated to determine the required level of contributions using going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. The Company’s funding requirements are determined upon completion of actuarial valuations which are required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. The federal pension legislation allows funding deficits to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.
In 2012, in anticipation of its future funding requirements, the Company made voluntary contributions of $700 million ($350 million in 2011) in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company can treat these contributions as a prepayment against future pension deficit funding requirements. As a result, the Company’s cash contributions for 2013 are expected to be in the range of $135 million to $335 million, including a potential voluntary contribution of up to $200 million, for all the Company’s pension plans.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligation.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. To manage its credit risk on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Management’s Discussion and Analysis U.S. GAAP

Liquidity
Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 40% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $15 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Management’s Discussion and Analysis U.S. GAAP

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012, have concluded that the Company’s disclosure controls and procedures were effective.
During the fourth quarter ended December 31, 2012, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
As of December 31, 2012, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2012, and issued Management’s Report on Internal Control over Financial Reporting dated February 1, 2013 to that effect.

The Company’s 2012 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 1, 2013

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings
Item 5

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 1, 2013
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings
Item 6

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 1, 2013

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 1, 2013	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel